UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-K

(MARK ONE)
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     [X]               THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                       OR
     [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM       TO

                         COMMISSION FILE NUMBER 0-15144

                               GARTNER GROUP, INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                                         04-3099750
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                       Identification Number)

             P.O. Box 10212                                  06904-2212
           56 Top Gallant Road                               (Zip Code)
              Stamford, CT
(Address of principal executive offices)

       Registrant's telephone number, including area code: (203) 316-1111

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

          SECURITIES REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:

                                 Title of Class
                     Common Stock, Class A, $.0005 Par Value

         Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO____

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

         The aggregate market value of the voting stock held by persons other than those who may be deemed affiliates of the Company, as of November 30, 1997, was approximately $1.5 billion. Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

         The number of shares outstanding of the Registrant's capital stock as of November 30, 1997 was 97,565,408 shares of Common Stock, Class A.

                       DOCUMENTS INCORPORATED BY REFERENCE

(1) Proxy Statement for the Annual Meeting of Stockholders of Registrant to be held on January 20, 1998. Certain information therein is incorporated by reference into Part III hereof.

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner Group, Inc. ("Gartner Group" or the "Company"), founded in 1979, is the world's leading independent provider of research and analysis on the computer hardware, software, communications and related information technology ("IT") industries. The Company is organized into three business units: GartnerAdvisory, GartnerMeasurement and GartnerLearning. Advisory services encompass products which provide research and analysis of significant IT industry trends and developments. Measurement services encompass products which provide comprehensive assessments of cost performance, efficiency and quality for all areas of IT. The Company enters into annual renewable contracts for advisory and measurement services and learning products, and distributes such services through print and electronic media. GartnerLearning develops and publishes more than 600 software education training products and services for computer desktop and technical applications professionals. The Company's primary clients are business professional users, purchasers and vendors of IT products and services. With more then 600 sales professionals in 80 locations, Gartner Group product offerings collectively provide comprehensive coverage of the IT industry to over 9,000 client organizations.


MARKET OVERVIEW

The explosion of complex IT products and services creates a growing demand for independent research and analysis. Furthermore, IT is increasingly important to organizations' business strategies as the pace of technological change has accelerated and the ability of an organization to integrate and deploy new information technologies is critical to its competitiveness. Companies planning their IT needs must stay abreast of rapid technological developments in a dynamic market where vendors continually introduce new products with a wide variety of standards and ever-shorter life cycles. As a result, IT professionals are making substantial financial commitments to IT systems and products and require independent, third-party research in order to make purchasing and planning decisions for their organization.

BUSINESS STRATEGY

The Company's objective is to maintain and enhance its market position as a leading provider of in-depth, value-added, proprietary research and analysis of the IT industry. The Company has adopted the following strategies to maintain its market position and expand its core business:

Focus on the IT market. The Company targets as its clients corporate entities and other large users and vendors of information technologies. Users of Gartner Group's products and services include senior decision makers in information systems organizations and other IT professionals such as purchasing and data center managers. Vendors use market research data in order to evaluate competitive products and market opportunities.

Maintain Research and Analysis Excellence. Gartner Group's global network of research analysts is comprised of more than 750 professionals averaging ten years of industry experience. Clients rely on Gartner Group's proven research methodology to ensure consistent and comprehensive analysis in all areas of IT. The Company maintains five primary research centers located in Stamford, CT, Santa Clara, CA, Windsor, England, Brisbane, Australia, Tokyo, Japan and a number of smaller, satellite research centers throughout the world.

Emphasize New Product Development and Strategic Acquisitions. The Company introduces new research and advisory products each year. New product ideas evolve from client inquiries, market need and through a multi-functional product strategy committee. Fiscal 1997 investments and acquisitions include: Datapro Information Services (7/97), a research firm specializing in products that compare feature and functions of computer hardware, software and communications products; Bouhot and Le Gendre (6/97), a publisher of French-based IT journals and provider of conferences, events, custom consulting and IT executive programs; and SPG Research and East Consulting (2Q97), strategic acquisitions in the Asia/Pacific IT marketplace adding demand-side data and network and telecommunications expertise, respectively, to the GartnerAdvisory product line. Additionally, the Company has made minority investments in KnowledgeSoft (3/97), whose products provide a tracking and administration system to GartnerLearning training titles and in EC Cubed (12/96), a Web solutions and Internet content provider.

Increase Market Penetration. The Company has made substantial investments developing new markets and establishing a global network of direct sales personnel, independent sales representatives, distributors and joint venture partners. This initiative is on-going and will continue to evolve with the expansion of the Company's product and service offerings and delivery options. Electronic delivery formats include CD-ROM, lotus Notes, intranets and the Internet.

The Company believes that successful execution of these strategies will enable the Company to expand its client base in domestic and international markets and to penetrate its client base more effectively through a broader range of product offerings.

PRODUCTS AND SERVICES

Advisory and Measurement services

The Company's principal products are annually renewable contracts for advisory and measurement services, which encompass products which, on an ongoing basis, highlight industry developments, review new products and technologies, provide quantitative market research, analyze industry trends within a particular technology or market sector and provide comparative analysis of the information technology operations of organizations.

GartnerAdvisory provides qualitative and quantitative research and analysis that clarifies decision-making for IT buyers, users and vendors. Advisory consists of GartnerAnalytics, a provider of objective analysis that helps clients stay ahead of IT trends, directions and vendor strategies; and GartnerMarketDynamics, a provider of worldwide coverage of research, statistical analysis, growth projections and market share rankings of suppliers and vendors to IT manufacturers and the financial community. GartnerMeasurement provides benchmarking, continuous improvement and best practices services. The Company currently offers over 250 principal advisory and measurement services products. Each service is supported by a team of research staff members with substantial experience in the covered segment or topic of the IT industry. The Company's staff researches and prepares published reports and responds to telephone and E-mail inquiries from clients. Clients receive Gartner Group research and analysis on paper and through a number of electronic delivery formats.

Learning

GartnerLearning publishes software education training products for computer desktop and technical applications professionals. With more than 650 existing titles, the Company will focus on the addition of training titles in the next few years by investing significantly in product development and strategic alliances with IT vendors and industry experts.


The Company provides a number of other complementary products and services principally:

         GartnerConsulting. Consulting services provide customized project consulting on the delivery, deployment and management of high-tech products and services. Principal practices of consulting services include Technical Architecture, Outsourcing Decision Support, Evolving High Technology Areas, Retainer Consulting Services and Vendor Consulting.

         GartnerEvents. Industry conferences and events provide comprehensive coverage of IT issues and forecasts of key IT industry segments. The conference season begins each year with Symposia, held in the United States, Europe and the Asia/Pacific rim. These events are held in conjunction with ITxpo(TM), a high technology learning lab. Additionally, the Company sponsors other conferences, seminars and briefings. Certain events are offered as part of a continuous services subscription, however, the majority of events are individually paid for prior to attendance.


The Company measures the volume of its advisory, measurement and learning ("AML") business based on contract value. The Company calculates contract value as the annualized value of all AML contracts in effect at a given point in time, without regard to the duration of the contracts outstanding at such time. Historically, the Company has experienced that a substantial portion of client companies have renewed these services for an equal or higher level of total payments each year, and annual revenues from these services in any fiscal year have closely correlated to contract value at the beginning of the fiscal year. As of September 30, 1997, approximately 85 percent of the Company's clients have renewed one or more of these services in the last twelve months. However, this renewal rate is not necessarily indicative of the rate of retention of the Company's revenue base, and contract value at any time may not be indicative of future AML revenues or cash flows if the rate of renewal of AML services and products or the timing of new business were to significantly change during the following twelve months compared to historic patterns. Deferred revenues, as presented in the Company's balance sheets, represent unamortized revenues from AML services and products plus unamortized revenues of certain other services and products not included in AML. Therefore, deferred revenues do not directly correlate to contract value as of the same date since contract value represents an annualized value of all outstanding AML contracts without regard to the duration of such contracts, and deferred revenues represents unamortized revenue remaining on all outstanding AML contracts including AML services and products and certain other services and products not included in AML revenue.

There can be no assurance that the Company will be able to sustain such high renewal rates. Any deterioration in the Company's ability to generate significant new business would impact future growth in the Company's business. Moreover, a significant portion of the Company's new business in any given year has historically been generated in the last portion of the fiscal year. Accordingly, any such situation might not be apparent until late in the Company's fiscal year.

COMPETITION

The Company believes that the principal competitive factors in its industry are quality of research and analysis, timely delivery of information, customer service, the ability to offer products that meet changing market needs for information and analysis and price. The Company believes it competes favorably with respect to each of these factors.

The Company experiences competition in the market for information products and services from other independent providers of similar services as well as the internal marketing and planning organizations of the Company's clients. The Company also competes indirectly against other information technology providers, including electronic and print media companies and consulting firms. The Company's indirect competitors, many of whom have substantially greater financial, information gathering and marketing resources than the Company, could choose to compete directly against the Company in the future. In addition, although the Company believes that it has established a significant market presence, there are few barriers to entry into the Company's market and new competitors could readily seek to compete against the Company in one or more market segments addressed by the Company's AML services and products. Increased competition, direct and indirect, could adversely affect the Company's operating results through pricing pressure and loss of market share. There can be no assurance that the Company will be able to continue to provide the products and services that meet client needs as the IT market rapidly evolves, or that the Company can otherwise continue to compete successfully.

The Company has expanded its presence in the technology-based training industry (GartnerLearning). The success of the Company in the technology-based training industry will depend on its ability to compete with vendors of IT products and services which include a range of education and training specialists, hardware and system manufacturers, software vendors, system integrators, dealers, value-added resellers and network/communications vendors, certain of whom have significantly greater product breadth and market presence in the technology-based training sector. There can be no assurance that the Company will be able to provide products that compare favorably with new competitive products or that competitive pressures will not require the Company to reduce prices. Future success will also depend on the Company's ability to develop new training products that are released timely with the introductions of the underlying software products.

EMPLOYEES

As of September 30, 1997, the Company employed 2,885 persons. Of the 2,885 employees, 903 are located at the Company's headquarters in Stamford, CT area, 1,163 are located at other domestic facilities and 819 are located outside of the United States. None of the Company's employees are represented by a collective bargaining arrangement. The Company has experienced no work stoppages and considers its relations with employees to be favorable.

The Company's future success will depend in large measure upon the continued contributions of its senior management team, professional analysts, and experienced sales personnel. Accordingly, future operating results will be largely dependent upon the Company's ability to retain the services of these individuals and to attract additional qualified personnel. The Company experiences intense competition for professional personnel with, among others, producers of IT products, management consulting firms and financial services companies. Many of these firms have substantially greater financial resources than the Company to attract and compensate qualified personnel. The loss of the services of key management and professional personnel could have a material adverse effect on the Company's business.

ITEM 2. PROPERTIES

The Company's headquarters are located in approximately 244,000 square feet of leased office space in five buildings located in Stamford, CT. These facilities accommodate research and analysis, marketing, sales, client support, production and corporate administration. The leases on these facilities expire in 2010. The Company also leases office space in 39 domestic and 36 international locations to support its research and analysis, domestic and international sales efforts and other functions. The Company believes its existing facilities and expansion options are adequate for its current needs and that additional facilities are available for lease to meet future needs.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company believes the outcome of all current proceedings, claims and litigation will not have a material effect on the Company's financial position or results of operations when resolved in a future period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE COMPANY

Listed below are the executive officers of the Company as of November 30, 1997:

         NAME             AGE                         TITLE
         ----             ---                         -----
Manuel A. Fernandez        51       Chairman and Chief Executive Officer

William T. Clifford        51       President and Chief Operating Officer

E. Follett Carter          55       President, Gartner Group Distribution, Executive
                                             Vice President, Sales and Marketing and
                                             Chief Marketing Officer

John F. Halligan           50       Executive Vice President, Chief Financial
                                             Officer, Treasurer and Corporate Secretary

Michael D. Fleisher        32       Executive Vice President and President,
                                             Emerging Businesses

Mr. Fernandez has served as Chairman of the Board since April 1996, as Chief Executive Officer since April 1991, and as a Director since January 1991. Mr. Fernandez also held the title of President from January 1991 through September 30, 1997. Prior to joining the Company, he was President and Chief Executive Officer of Dataquest, Inc. Before joining Dataquest, Mr. Fernandez was President and Chief Executive Officer of Gavilan Computer Corporation, a laptop computer manufacturer, and Zilog, Incorporated, a semiconductor manufacturing company. Mr. Fernandez holds a bachelor's degree in electrical engineering from University of Florida, and completed post-graduate work in solid state engineering at University of Florida and in business administration at the Florida Institute of Technology. Mr. Fernandez is also on the board of directors of the Brunswick Corporation, Getty Communications P.L.C., SACIA (The Business Council of Southwestern Connecticut) and Norwalk Community Technical College (Norwalk, Connecticut).

Mr. Clifford has been President of Gartner Group since October 1997, Chief Operating Officer of the Company since April 1995 and Executive Vice President, Operations of the Company since October 1993. From October 1995 to September 1997, Mr. Clifford was president Gartner Group Research. Prior to joining Gartner Group, Mr. Clifford served as President, Central Division and Senior IT Executive for Product Development for ADP Corp., a payroll service provider. Previously, Mr. Clifford was Executive Vice President and Chief Operating Officer of Applied Data Research, a supplier of computer software. Mr. Clifford holds a bachelor's degree in economics from the University of Connecticut.

Mr. Carter has been with the Company since November 1988 and has been President, Gartner Group Distribution since October 1995, Chief Marketing Officer since April 1995 and Executive Vice President, Sales and Marketing since July 1993. From April 1991 to July 1993, he was Senior Vice President, Sales and Marketing; from May 1990 to March 1991, he was Vice President, Sales; and from November 1988 to April 1990, he was Vice President and Service Director of Electronic Output Strategies. Mr. Carter holds a bachelor's degree from Case Western Reserve, and an M.B.A. degree in finance and marketing from Columbia University.

Mr. Halligan has been Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since September 1991. Prior to joining Gartner Group, Mr. Halligan spent more than 22 years at General Electric Company in a variety of financial management roles, including Staff Vice President, Finance at GE Communications and Services from May 1988 to September 1991. Mr. Halligan holds a bachelor's degree in economics from Providence College. Mr. Halligan currently serves on the board of directors of the Stamford Chapter of the American Red Cross.

Mr. Fleisher has been Executive Vice President of the Company and President, Gartner Group Emerging Businesses since November 1996. From October 1995, he was Senior Vice President, Emerging Businesses; from October 1994 to October

1995, he was Vice President Worldwide Events; from April 1993 to October 1995 he was Vice President of Business Development. Mr. Fleisher's previous business experience includes working as an associate at Information Partners, a venture capital firm, from 1990 to 1993. Mr. Fleisher holds a bachelor's degree in economics from Wharton School of Business.



PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company effected an initial public offering of its Class A Common Stock in October 1993 at a price to the public of $2.75 per share. As of November 30, 1997, there were approximately 234 holders of record of the Company's Class A Common. The Company's Class A Common Stock is listed for quotation in the Nasdaq National Market under the symbol "GART."

The Company has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use its business. Accordingly, the Company does not anticipate that any cash dividends will be declared or paid on the common stock in the foreseeable future.

The quarterly market price is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Common Stock Information.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The presentation under "Selected Consolidated Financial Data" is included in
Item 8. Consolidated Financial Statements and Supplementary Data - Selected Financial Data.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

"Management's Discussion and Analysis of Financial Condition and Results of Operations" contained on pages 13 through 19 of the 1997 Annual Report to Stockholders of Registrant is incorporated herein by reference.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

CONSOLIDATED FINANCIAL STATEMENTS

The Company's consolidated financial statements for the fiscal years ended September 30, 1997 and 1996, together with the report thereon of KPMG Peat Marwick LLP, independent auditors, dated October 31, 1997, on page 35 of the 1997 Annual Report to Stockholders of Registrant is incorporated herein by reference. The Company's consolidated financial statements for the fiscal year ended September 30, 1995, together with the report thereon of Price Waterhouse LLP, independent accountants, dated November 1, 1995, except as to the Dataquest acquisition discussed in Note 3, which is as of January 25, 1996) and the stock split discussed in Note 10, which is as of March 29, 1996, is included as
Exhibit 23.4 to this Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None in the fiscal year ended September 30, 1997.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information relating to Directors is set forth under the caption "Proposal One:
Election of Directors" on pages 3 through 10 in the Proxy Statement for Annual Meeting of Stockholders of Registrant to be held January 20, 1998 and is incorporated herein by reference. Certain information regarding Executive Officers of the Registrant is presented after Item 4 in Part I of this 1997 Annual Report on Form 10-K.

Information relating to Section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Reporting Delinquencies " on page 14 in the Proxy Statement for Annual Meeting of Stockholders of Registrant to be held January 20, 1998 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

Information relating to Executive Compensation is set forth under the caption "Executive Compensation" on pages 5 through 9 of the Proxy Statement for Annual Meeting of Stockholders of Registrant to be held January 20, 1998 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information relating to Security Ownership of Certain Beneficial Owners and Management is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" on page 11 in the Company's Proxy Statement for Annual Meeting of Stockholders of Registrant to be held January 20, 1998 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information relating to Certain Relationships and Related Transactions is set forth under the caption "Certain Relationships and Transactions" of the Proxy Statement for Annual Meeting of Stockholders of Registrant to be held January 20, 1998 on page 12 and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)      1.       Financial Statements

                  The presentation under "Financial Statements" is included in
                  Item 8. Consolidated Financial Statements and Supplementary Data.

         2.       Financial Statement Schedule

                  II.      Valuation and qualifying accounts

                  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

         3.       Exhibits

                  Exhibit
                  Number            Description of Document
                  ------            -----------------------
                  3.1(a)(2)         Restated Certificate of Incorporation
                  3.1(b)(5)         Amendment dated March 18, 1996 to Restated
                                    Certificate of Incorporation
                  3.2(5)            Amended Bylaws, as of April 24, 1997
                  4.1               Article IV and V of Restated Certificate
                                    of Incorporation (see Exhibits 3.1(a)
                                    and (b))
                  4.2(1)            Form of Certificate for Common Stock
                  10.1(1)           Form of Indemnification Agreement
                  10.2(1)           Amended and Restated Registration Rights
                                    Agreement dated March 19, 1993 among the
                                    Registrant, Dun & Bradstreet Corporation and D&B Enterprises, Inc.
                  10.3(1)           Stockholder's Agreement dated as of March
                                    19, 1993 by and between the Registrant
                                    and Dun & Bradstreet Corporation
                  10.4(2)           Lease dated December 29, 1994 by and between
                                    Soundview Farms and the Registrant
                                    related to premises at 56 Top Gallant
                                    Road, 70 Gatehouse Road, and 88 Gatehouse
                                    Road, Stamford, Connecticut
                  10.5              Lease dated May 16, 1997 by and between
                                    Soundview Farms and the Registrant
                                    related to premises at 56 Top Gallant
                                    Road, 70 Gatehouse Road, 88 Gatehouse
                                    Road and 10 Signal Road, Stamford,
                                    Connecticut (amendment to lease dated
                                    December 29, 1994, see exhibit 10.4)
                  10.6(1)*          Long Term Incentive Plan (Tenure Plan),
                                    including form of Employee Stock Purchase
                                    Agreement
                  10.7(4)*          1991 Stock Option Plan, as amended and
                                    restated on February 24, 1997

                  10.8(1)*          1993 Director Stock Option Plan
                  10.9(1)*          Employee Stock Purchase Plan
                  10.10(4)*         1994 Long Term Stock Option Plan, as amended
                                    and restated on February 24, 1997
                  10.11(2)          Forms of Master Client Agreement
                  10.12(1)          Commitment Letter dated July 16, 1993 from
                                    The Bank of New York
                  10.13(1)          Indemnification Agreement dated April 16,
                                    1993 by and among the Registrant, Cognizant
                                    (as successor to the Dun & Bradstreet
                                    Corporation) and the Information
                                    Partners Capital Fund
                  10.15 (3)         Commitment Letter dated September 30, 1996
                                    from Chase Manhattan Bank
                  10.16(4)*         1996 Long Term Stock Option Plan, as amended
                                    and restated on February 24, 1997
                  10.17*            Promissory Note from Manuel A. Fernandez
                                    dated June 4, 1997
                  10.18*            Promissory Note from William T. Clifford
                                    dated June 4, 1997
                  10.19*            Promissory Note from E. Follett Carter dated
                                    June 4, 1997
                  10.20*            Promissory Note from John F. Halligan dated
                                    June 4, 1997
                  10.21*            Employment Agreement by and between
                                    Manuel A. Fernandez and Gartner Group, Inc.
                                    as of April 1, 1997
                  11.1              Computation of Net Income per Common Share
                  13.1              Annual report to stockholders
                  21.1              Subsidiaries of Registrant
                  23.1              Auditors' Report on Schedule and Consent
                  23.2              Accountants' Consent
                  23.3              Report of Independent Accountants
                  23.4              Report of Independent Accountants on
                                    Financial Statement Schedule
                  24.1              Power of Attorney (see Signature Page)
                  27.1              Financial Data Schedules

                  * Management contract or compensation plan or arrangement required to be filed as an exhibit to this report on Form 10-K pursuant to Item 14(c) this report.

                  (1) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (File No. 33-67576), as amended, effective October 4, 1993.

                  (2) Incorporated by reference from the Registrant's Annual Report on Form 10-K as filed on December 21, 1995.

                  (3) Incorporated by reference from the Registrant's Annual Report on Form 10-K as filed on December 17, 1996.

                  (4) Incorporated by reference from Registrant's Quarterly Report on Form10-Q as filed on August 14, 1997.

                  (5) Incorporated by reference from Registrant's Registration Statement on Form S-8 (File No. 333-35169) as filed on September 8, 1997.

(b)      Reports on Form 8-K

         No reports on Form 8-K were filed by the Registrant during the fiscal quarter ended September 30, 1997.

(c)      Exhibits

         See (a) above.

(d)      Financial Statement Schedule

         See (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 12th day of December, 1997.

                                             GARTNER GROUP, INC.


                                             By:      /s/  MANUEL A. FERNANDEZ
                                                --------------------------------
                                                      Manuel A. Fernandez
                                                      Chairman of the Board and
                                                      Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSON BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Manuel A. Fernandez and John F. Halligan, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

         NAME                                     TITLE                                DATE
         ----                                     -----                                ----
/s/  MANUEL A. FERNANDEZ            Director, Chairman of the Board and          December 12, 1997
------------------------            Chief Executive Officer (Principal
Manuel A. Fernandez                 Executive Officer)

/s/  JOHN F. HALLIGAN               Executive Vice President and Chief           December 12, 1997
--------------------                Financial Officer (Principal Financial
John F. Halligan                    and Accounting Officer)

/s/  MAX HOPPER                     Director                                     December 12, 1997
---------------
Max Hopper

/s/  JOHN P. IMLAY                  Director                                     December 12, 1997
------------------
John P. Imlay

/s/  STEPHEN G. PAGLIUCA            Director                                     December 12, 1997
------------------------
Stephen G. Pagliuca

/s/  DENNIS G. SISCO                Director                                     December 12, 1997
--------------------
Dennis G. Sisco

/s/  WILLIAM O. GRABE               Director                                     December 12, 1997
---------------------
William O. Grabe

/s/  ROBERT E. WEISSMAN             Director                                     December 12, 1997
-----------------------
Robert E. Weissman

By:/s/ JOHN F. HALLIGAN                                                                        December 12, 1997
   --------------------
   John F. Halligan
   Attorney-in-fact

                                                                    EXHIBIT 11.1

                              GARTNER GROUP, INC.
                     COMPUTATION OF INCOME PER COMMON SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                 Fiscal Year Ended
                                                                                                   September 30,
                                                                                ----------------------------------------------------
                                                                                  1997                  1996                   1995
                                                                                --------               -------               -------

Primary:
 Net income .............................................................       $ 73,130               $16,438               $25,161
                                                                                ========               =======               =======
 Shares:
   Weighted average number of common shares outstanding .................         94,742                89,739                87,808
   Weighted average number of warrants outstanding ......................            274                   301                  --
   Weighted average number of option shares outstanding .................          7,443                 8,572                 6,954
                                                                                --------               -------               -------
   Weighted average number of common shares outstanding as adjusted .....        102,459                98,612                94,762
                                                                                ========               =======               =======
 Net income per common share ............................................       $   0.71               $  0.17               $  0.27
                                                                                ========               =======               =======
Fully diluted:
 Net income .............................................................       $ 73,130               $16,438               $25,161
                                                                                ========               =======               =======
 Shares:
   Weighted average number of common shares outstanding .................         94,742                89,739                87,808
   Weighted average number of warrants outstanding ......................            274                   301                  --
   Weighted average number of option shares outstanding .................          7,735                 8,805                 7,404
                                                                                --------               -------               -------
   Weighted average number of common shares outstanding as adjusted .....        102,751                98,854                95,212
                                                                                ========               =======               =======

 Net income per common share ............................................       $   0.71               $  0.17               $  0.26
                                                                                ========               =======               =======

                                                                    Exhibit 27.1

                               GARTNER GROUP, INC.
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                           (all amounts in thousands)

                                                                            Additions      Additions
                                                             Balance at      Charged        Charged      Deductions
                                                             Beginning      to Costs       to Other         From         Balance at
                                                              of Year     and Expenses    Accounts (1)     Reserve       End of Year
                                                             ----------   ------------    ------------   ----------      -----------

YEAR ENDED SEPTEMBER 30, 1995
Allowance for doubtful accounts and
   returns and allowances ...............................      $3,431         $1,862         $   27         $1,630         $3,690
                                                             ----------   ------------    ------------   ----------      -----------
                                                               $3,431         $1,862         $   27         $1,630         $3,690
                                                             ==========   ============    ============   ==========      ===========
YEAR ENDED SEPTEMBER 30, 1996
Allowance for doubtful accounts and
   returns and allowances ...............................      $3,690         $3,295         $  121         $2,646         $4,460
                                                             ----------   ------------    ------------   ----------      -----------
                                                               $3,690         $3,295         $  121         $2,646         $4,460
                                                             ==========   ============    ============   ==========      ===========
YEAR ENDED SEPTEMBER 30, 1997
Allowance for doubtful accounts and
   returns and allowances ...............................      $4,460         $3,421         $  319         $2,860         $5,340
                                                             ----------   ------------    ------------   ----------      -----------
                                                               $4,460         $3,421         $  319         $2,860         $5,340
                                                             ==========   ============    ============   ==========      ===========

(1) Allowances of $319,000, $121,000 and $27,000 assumed upon acquisitions of entities in fiscal 1997, 1996 and 1995, respectively.

FINANCIAL STATEMENTS AND OTHER INFORMATION

13 Management's Discussion and Analysis of Financial Conditions and Results of Operations
20    Consolidated Balance Sheets
21    Consolidated Statements of Operations
22    Consolidated Statements of Change in Stockholders' Equity
23    Consolidated Statements of Cash Flows
24    Notes to Consolidated Financial Statements
35    Report by Management
35    Report of Independent Auditors
36    Selected Consolidated Financial Data
37    Quarterly Financial Data

GARTNER GROUP  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fiscal 1997 marked the eighteenth consecutive year of record revenue growth for Gartner Group, Inc. (the "Company"). Total revenues for fiscal 1997 were $511.2 million, up 30% from $394.7 million for fiscal 1996. Current year revenue growth consisted of a 29% increase in advisory (excluding consulting) and measurement services, a 74% increase in learning revenue and a 23% increase in other revenue (principally from consulting services and conferences). Advisory and measurement services encompass services which, on an ongoing basis, highlight industry developments, review new products and technologies, provide quantitative market research, analyze industry trends within a particular technology or market sector and provide comparative analysis of the information technology operations of organizations. Learning represents technology-based training products and related services. The Company enters into annual renewable contracts for advisory and measurement services and learning products. Revenues from advisory and measurement services as well as learning are recognized as services and products are delivered and as the Company's obligation to the client is completed over the contract period. Along with the increased penetration of the existing client base, overall revenue increases in fiscal 1997 came from the combined successes of numerous new product introductions, investments in overseas distribution and incremental revenue from current and prior year acquisitions.

      Contract value increased 35% to approximately $526 million at September 30, 1997 versus the same date last year. The Company believes that contract value, which is calculated as the annualized value of all advisory, measurement and learning ("AML") contracts in effect at a given point in time, without regard to the duration of the contracts outstanding at such time, is a significant measure of the Company's volume of business. Historically, a substantial portion of client companies have renewed these services for an equal or higher level of total value each year, and annual revenues from these services in any fiscal year have approximated contract value at the beginning of the fiscal year. Had contract value from the learning business been included in contract value at September 30, 1996, the increase in fiscal 1997 contract value would have been 33%. As of September 30, 1997, approximately 85% of the Company's clients have renewed one or more services in the last twelve months. However, this renewal rate is not necessarily indicative of the rate of retention of the Company's revenue base, and contract value at any time may not be indicative of future AML revenues or cash flows if the rate of renewal of AML services and products or the timing of new business were to significantly change during the following twelve months compared to historic patterns. Total deferred revenues of $257.3 million and $201.4 million as of September 30, 1997 and 1996, respectively, as presented in the Company's Consolidated Balance Sheets, represent unamortized revenues from AML services and products plus unamortized revenues of certain other products and services not included in AML services and products. Deferred revenues do not directly correlate to contract value as of the same date since contract value represents an annualized value of all outstanding contracts without regard to the duration of such contracts, and deferred revenue represents unamortized revenue remaining on all outstanding contracts including AML and certain other services and products not included in AML revenue. Backlog at September 30, 1997 was approximately $95.1 million and represents future revenues that will be recognized on multi-year and early renewed AML contracts, plus in-process consulting engagements. Such revenues will be recognized when services and products are delivered. Backlog is not included in deferred revenues or contract value.

      Historically, the Company has realized significant renewals and growth in contract value at the end of quarters. The fourth quarter of the fiscal year typically is the fastest growth quarter for contract value and the first quarter of the fiscal year typically represents the slowest growth quarter as it is the quarter in which the largest amount of contact renewals are due. As a result of the quarterly trends in contract value and overall business volume, fees receivable, deferred revenues, deferred commissions and commissions payable reflect this activity and typically show substantial increases at quarter end, particularly at fiscal year end. All contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All contracts are non-cancelable and non-refundable, except for government contracts which have a 30-day cancellation clause, but have not produced material cancellations to date. The Company's policy is to record at the time of signing of an AML contract the fees receivable and related deferred revenues for the full amount of the contract billable on that date. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income.

      Historically, AML revenues have increased significantly in the first quarter of the ensuing fiscal year over the immediately preceding quarter and other revenues have increased similarly due to annual conferences and exhibition events held in the first quarter. Additionally, operating margin (operating income as a percentage of total revenues) typically improves in the first quarter of the fiscal year versus the immediately preceding quarter. The operating margin improvement in the first quarter of the fiscal year is due to the increase in revenue upon which the Company is able to further leverage its selling, general and administrative expenses, plus operating income generated from the first quarter Symposium and ITxpo exhibition events. Operating margin generally is not as high in the second, third and fourth quarters of the fiscal year compared to the first quarter of the fiscal year as the operating margins on the ITxpo event in the first fiscal quarter are higher than on conferences/events held later in the fiscal year. Additionally, the Company historically does not increase its level of spending until after the first quarter of the fiscal year, when the rate of growth in contract value becomes known. As a result, growth in operating expenses has typically lagged behind growth in revenues within a given year, and operating margin has generally been higher in the earlier quarters of the fiscal year.

      Operating income rose 136% to $116.6 million for fiscal 1997, or 23% of total revenues, from $49.4 million, or 13% of total revenues for fiscal 1996. Excluding acquisition-related charges of $34.9 million (consisting primarily of a $32.2 million write-off of purchased, in-process research and development costs in connection with the acquisition of J3 Learning, Inc. ("J3") in fiscal
1996), operating income for fiscal 1997 increased 38%. Operating income has increased as a result of solid revenue growth coupled with controlled spending that has allowed the Company to gain economies of scale through the leveraging of its resources (additional revenues have been generated using essentially the same resources). The Company's continued focus on margin improvement has impacted favorably operating results. Net income per common share was $0.71 for fiscal 1997 as compared to last fiscal year's $0.17 per common share ($0.51 per common share for fiscal 1996 when excluding acquisition-related charges). The Company's strong cash generation also continued in fiscal 1997. The Company had $188.7 million in total cash, cash equivalents and marketable securities at September 30, 1997, up $58.8 million from $129.9 million at September 30, 1996.

ANALYSIS OF OPERATIONS

The following table sets forth certain results of operations as a percentage of revenues:

Fiscal Year Ended September 30,                      1997       1996       1995
--------------------------------------------------------------------------------
Percent of revenues:
Revenues:
    Advisory and measurement                           78%        78%        80%
    Learning                                            4          3         --
    Other                                              18         19         20
--------------------------------------------------------------------------------
        Total revenues                                100        100        100
--------------------------------------------------------------------------------
Costs and expenses:
    Cost of services and
        product development                            40         39         38
    Selling, general and
        administrative                                 34         37         41
    Acquisition-related charges                        --          9         --
    Depreciation                                        2          2          2
    Amortization of intangibles                         1          1          1
    Nonrecurring charges                               --         --          3
--------------------------------------------------------------------------------
        Total costs and expenses                       77         88         85
--------------------------------------------------------------------------------
Operating income                                       23         12         15
Minority interest                                      --         --         --
Interest income, net                                    1          1          1
--------------------------------------------------------------------------------
Income before income taxes                             24         13         16
Provision for income taxes                             10          9          7
--------------------------------------------------------------------------------
Net income                                             14%         4%         9%
================================================================================

FISCAL YEAR ENDED SEPTEMBER 30, 1997 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1996

Total revenues increased 30% to $511.2 million for fiscal 1997 as compared to $394.7 million for fiscal 1996. Revenues from advisory (excluding consulting) and measurement services increased 29% for fiscal 1997 to $396.2 million compared to $306.5 million for fiscal 1996 and comprised approximately 78% of total revenues in both fiscal 1997 and fiscal 1996. Revenue from learning increased 74% for fiscal 1997 to $21.3 compared to $12.2 for fiscal 1996 and comprised approximately 4% of revenues in fiscal 1997 versus 3% in fiscal 1996. The increase in AML revenues reflects primarily strong market acceptance of new services introduced in 1996 and the first half of 1997, volume increases as a result of increased geographic and client penetration, continuation of a volume pricing strategy that provides more value for the same dollars each year through the expansion of electronic distribution within client companies and incremental revenues from acquisitions completed in fiscal 1997 and fiscal 1996 (primarily Datapro Information Services, Inc. ("Datapro") and J3).

      Other revenues, consisting principally of revenues from consulting and conferences, increased 23% to $93.7 million for fiscal 1997 as compared to $75.9 million for the prior year. The increase is primarily attributable to additional conferences held in fiscal 1997, increased revenue versus fiscal 1996 for certain conferences and expansion of consulting services to new geographic regions.

      The rate of growth in total revenues has continued to be strong in the three defined geographic market areas of the Company: the United States, Europe and Other International. Total revenues from sales to United States clients increased 31% to $333.0 million for fiscal 1997 from $253.5 million for fiscal 1996. Total revenues from sales to European clients increased 24% to $122.0 million for fiscal 1997 from $98.8 million for fiscal 1996, and total revenues from sales to Other International clients increased 33% to $56.2 million for fiscal 1997 from $42.4 million for fiscal 1996. These increases reflect primarily the continued results of the Company's sales strategy to extend the Company's sales channels to clients with revenues ranging from $100 million to $2 billion (versus $500 million to $2 billion for fiscal 1996), in addition to the Company's historic focus on larger customers. In Europe and Other International markets, additional investment in direct sales personnel and distributor relationships has also contributed to revenue growth. The Company intends to continue its expansion of operations outside of the United States in fiscal 1998.

      Operating income was $116.6 million for fiscal 1997 compared to $49.4 million for fiscal 1996. Excluding acquisition-related charges of $34.9 mil-lion for fiscal 1996, operating income for fiscal 1997 increased 38%. All three defined geographic areas experienced growth in operating income in fiscal 1997, with a 139%, 130% and 138% increase in the United States, Europe and Other International geographic areas, respectively. Operating income, as a percentage of total revenues, increased to 23% for fiscal 1997 versus 21% for fiscal 1996, after excluding the above mentioned acquisition-related charges. Operating income has increased as a result of solid revenue growth coupled with controlled spending that has allowed the Company to gain economies of scale through the leveraging of its resources (additional revenues have been generated using essentially the same resources). The Company's continued focus on margin improvement has favorably impacted operating results.

      While costs and expenses, excluding acquisition-related charges, increased to $394.6 million for fiscal 1997 from $310.3 million for fiscal 1996, such costs decreased to 77% of total revenues for fiscal 1997, down from 79% for fiscal 1996. Cost of services and product development expenses were $202.8 million and $153.0 million for fiscal 1997 and 1996, respectively. This increase in expenses over the prior fiscal year reflects the need to provide additional support to the growing client base, including investment in strategic areas such as electronic and Internet distribution, costs associated with the implementation of the Company's new client inquiry process (QuickPath) and product development costs (particularly for technology-based training products). The decrease in cost of services and product development expenses, as a percentage of total revenues, is attributable primarily to improved gross margins on conferences as compared to the prior fiscal year and lower delivery cost per dollar of revenue generated due to increased electronic delivery of AML services and products. Selling, general and administrative expenses, which were $173.6 million and $144.5 million for fiscal 1997 and 1996, respectively, increased primarily as a result of the Company's continued expansion of worldwide distribution channels and resulting commissions earned on the revenue generated. The increase in commission expense was offset partially by the elimination and/or reduction of redundant general and administrative expenses, including personnel reductions and facility rationalization relating to acquisitions. Although the Company has added general and administrative resources to support the growing revenue base, it has benefited from economies of scale and leveraging of its general and administrative staff and facilities. Consequently, selling, general and administrative expenses were 34% of total revenues for fiscal 1997 as compared to 37% for fiscal 1996.

      Acquisition-related charges of $34.9 million for fiscal 1996 for the acquisitions of Dataquest, Inc. and J3 were not recurring for fiscal 1997. Depreciation expense increased to $11.8 million for fiscal 1997 from $9.1 million for fiscal 1996, due primarily to capital spending required to support business growth. Additionally, amortization of intangibles increased by $2.6 million for fiscal 1997 as compared to fiscal 1996, reflecting primarily goodwill associated with fiscal 1996 and 1997 acquisitions.

      Interest income, net, increased to $7.3 million for fiscal 1997, versus $3.7 million for fiscal 1996. This improvement resulted from interest income accumulating on the Company's total cash, cash equivalents and marketable securities ($188.7 million at September 30, 1997 versus $129.9 million at September 30, 1996), changes in the mix to higher yielding investments and from reduced interest expense after remaining debt related to fiscal 1993 and 1994 acquisitions was paid during fiscal 1996.

      Provision for income taxes increased by $14.1 million to $50.7 million for fiscal 1997, up from $36.7 million for fiscal 1996. The effective tax rate was 41% and 69% for fiscal 1997 and 1996, respectively. Absent the non-deductible write-off for purchased in-process research and development costs, the effective tax rate for fiscal 1996 was 43%. The decrease in the effective tax rate from fiscal 1996, excluding the above mentioned non-deductible write-off, is due to on-going tax planning initiatives. A more detailed analysis of the changes in the provision for income taxes is provided in Note 9 of the Notes to Consolidated Financial Statements.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995

Total revenues increased 34% to $394.7 million for fiscal 1996 as compared to $295.1 million for fiscal 1995. Revenues from advisory (excluding consulting) and measurement services increased 30% for fiscal 1996 to $306.5 million compared to $235.9 million for fiscal 1995 and comprised approximately 78% of total revenues for fiscal 1996 versus 80% for fiscal 1995. Revenue from learning increased 839% for fiscal 1996 to $12.2 million compared to $1.3 million for fiscal 1995. The increase in AML revenues reflects primarily strong market acceptance of new services introduced in fiscal 1996, volume increases as a result of increased geographic and client penetration, a volume pricing strategy that provides more value for the same dollars each year through the expansion of electronic distribution within client companies and incremental revenues from the acquisition of J3 in July 1996. In addition, the Company launched a number of Internet-based products during fiscal 1996 that are designed to expand the distribution channels for the Company's products in future fiscal years.

      Other revenues, consisting principally of revenues from consulting and conferences, increased 31% to $75.9 million for fiscal 1996 as compared to $58.0 million for the prior year. This increase was attributable primarily to additional conferences held in fiscal 1996.

      The rate of growth in total revenues has continued strong in the three defined geographic market areas of the Company: the United States, Europe and Other International. Revenues from sales to United States clients increased 37% to $253.5 million for fiscal 1996 from $184.6 million for fiscal 1995. Revenues from sales to European clients increased 37% to $98.8 million for fiscal 1996 from $71.9 million for fiscal 1995, and revenues from sales to Other International clients increased 10% to $42.4 million for fiscal 1996 from $38.6 million for fiscal 1995. These increases reflect primarily the continued results of the Company's sales strategy to extend the Company's sales channels to clients with revenues ranging from $500 million to $2 billion, in addition to the Company's historic focus on larger customers. In Europe and Other International markets, additional investment in direct sales personnel and distributor relationships has also contributed to revenue growth.

      Operating income was $49.4 million for fiscal 1996, compared to $43.7 million for fiscal 1995. Excluding $34.9 million in acquisition-related charges (consisting primarily of a $32.2 million write-off of purchased in-process research and development costs in connection with the acquisition of J3) and $8.8 million of nonrecurring charges in fiscal 1995, operating income for fiscal 1996 increased 61% to $84.3 million compared to $52.5 million for fiscal 1995. Excluding the above mentioned charges, all three geographic areas experienced growth in operating income for fiscal 1996, with a 47%, 200% and 31% increase in the United States, Europe and Other International geographic areas, respectively. Operating income, as a percentage of total revenues, after excluding the above mentioned charges, increased to 21% of revenues for fiscal 1996 versus 18% for fiscal 1995. As revenues have grown, the Company has been able to take advantage of economies of scale and has leveraged its resources (additional revenues have been generated using essentially the same resources), thereby improving margins. These measures include electronic distribution, improved productivity of the sales force resulting from a significant investment in new technologies, and the utilization of new sales channels to reach more organizations. These measures have had a greater incremental impact on Europe's operating income relative to the other geographic areas mainly due to the prior year distribution improvements being in place for all of fiscal 1996, combined with significant revenue growth.

      The total dollar amount of costs and expenses, excluding acquisition-related and nonrecurring charges, increased $67.7 million to $310.3 million. The dollar increase in cost growth reflected primarily the need to provide additional support to the growing client base, including investment in strategic areas such as electronic and Internet distribution and information systems infrastructure. Additionally, cost of services and product development, as a percentage of total revenues increased, reflecting a shift in the Company's total revenues as higher direct cost businesses such as consulting and conferences contributed to a greater portion of the total revenues for fiscal 1996. For fiscal 1996, these factors resulted in a $40.3 million increase in cost of services and product development and a $24.8 million increase in selling, general and administrative expenses compared to the prior fiscal year. However, expressed as a percentage of revenues, costs of services and product development increased only 1% from 38% to 39% and selling, general and administrative decreased from 41% to 37% of total revenues in comparing fiscal 1996 to fiscal 1995.

      Interest income, net, increased to $3.7 million for fiscal 1996, versus $2.3 million for fiscal 1995. This increase in interest income is attributable to an increase in the Company's average available investable funds and the decrease in debt related to prior years' acquisitions. Rates earned on the average available investable funds for fiscal 1996 were consistent with the rates earned for fiscal 1995.

      Provision for income taxes increased by $15.8 million to $36.7 million for fiscal 1996, up from $20.9 million for fiscal 1995. The effective rate was 69% and 46% for fiscal 1996 and 1995, respectively. This increase reflects the non-deductible write-off for purchased in-process research and development costs in fiscal 1996. Absent this charge, the effective tax rate for fiscal 1996 was 43%. A more detailed analysis of the changes in the provision for income taxes is provided in Note 9 of the Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The Company's future operating results will depend upon the Company's ability to continue to compete successfully in the market for information products and services. The Company faces competition from a significant number of independent providers of similar services, as well as the internal marketing and planning organizations of the Company's clients. The Company also competes indirectly against other information providers, including electronic and print media companies and consulting firms. In addition, there are limited barriers to entry into the Company's market and additional new competitors could readily emerge. There can be no assurance that the Company will be able to continue to provide the products and services that meet client needs as the Information Technology ("IT") market rapidly evolves, or that the Company can otherwise continue to compete successfully. In this regard, the Company's ability to compete is largely dependent upon the quality of its staff of IT analysts. Competition for qualified analysts is intense. There can be no assurance that the Company will be able to hire additional qualified IT analysts as may be required to support the evolving needs of customers or any growth in the Company's business. Any failure to maintain a premier staff of IT analysts could adversely affect the quality of the Company's products and services, and therefore its future business and operating results. Additionally, there may be increased business risk as the Company expands product and service offerings to smaller domestic companies.

      The Company's operating results are subject to the risks inherent in international sales, including changes in market demand as a result of exchange rate fluctuations, tariffs and other barriers, challenges in staffing and managing foreign sales operations, and higher levels of taxation on foreign income than domestic income. Further expansion would also require additional management attention and financial resources.

      The Company has expanded its presence in the technology-based training industry. The success of the Company in the technology-based training industry will depend on its ability to compete with vendors of these products and services which include a range of education and training specialists, hardware and system manufacturers, software vendors, system integrators, dealers, value-added resellers and network/ communications vendors, certain of whom have significantly greater product breadth and market presence in the technology-based training sector. There can be no assurance that the Company will be able to provide products that compare favorably with new competitive products or that competitive pressures will not require the Company to reduce prices. Future success will also depend on the Company's ability to develop new training products that are released timely with the introductions of the underlying software products.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date primarily through cash provided by operating activities. The combination of revenue growth and operating margin improvements have contributed to positive cash provided by operating activities for fiscal 1997, 1996 and 1995. In addition, cash flow has been enhanced by the Company's continuing management of working capital requirements to support increased sales volumes from growth in the pre-existing businesses and growth due to acquisitions.

      Cash provided by operating activities for fiscal 1997 was $87.2 million compared to $65.7 million for the prior fiscal year. This increase reflected primarily the impact of increased revenues and operating margins and related changes in the balance sheet accounts, particularly fees receivable, deferred revenues, deferred commissions, commissions payable and bonuses payable.

      Cash used for investing activities totaled $84.3 million for the fiscal year ended September 30, 1997. During fiscal 1997, the Company used $33.3 million in cash for acquisitions, primarily for the purchase of Datapro for $25 million, and $9.0 million for investments in unconsolidated businesses. The Company also used $21.5 million for the purchase of capital assets, loaned officers $7.2 million to facilitate the purchase of common stock arising out of the exercise of stock options (the loan proceeds were not used to fund the option exercise price of the common stock acquired) and had net purchases of marketable securities for $13.2 million.

      Cash provided by financing activities totaled $44.6 million for fiscal 1997, versus $31.6 million for fiscal 1996. The increase for fiscal 1997 was driven primarily by a $36.8 million credit to additional paid-in capital for tax benefits received from stock transactions with employees and $13.6 million from the issuance of common stock upon the exercise of employee stock options. The tax benefit of stock transactions with employees is due to a reduction in the corporate income tax liability based on an imputed compensation deduction equal to employees' gain upon the exercise of stock options at an exercise price below fair market. As additional stock options have become exercisable each fiscal year under the Company's stock option plans, both the volumes of option exercises and gains on those exercises have increased, thereby resulting in significant tax benefits being realized in both fiscal 1997 and 1996. These increases were partially offset by a net cash settlement of $12.0 million on a forward purchase agreement on the Company's common stock.

      The effect of exchange rates reduced cash and cash equivalents by $1.8 million for the year ended September 30, 1997, and was due to the strengthening of the U.S. dollar versus certain foreign currencies. In fiscal 1996, the foreign denominated cash balances were significantly less and the exchange rate fluctuations were not as significant as in the current fiscal year, thereby resulting in a reduction of $0.3 million in cash. At September 30, 1997, cash, cash equivalents and marketable securities totaled $188.7 million. In addition, the Company has available two unsecured credit lines with The Bank of New York and Chase Manhattan Bank for $5.0 million and $25.0 million, respectively. These lines may be canceled by the banks at any time without prior notice or penalty. Additionally, the Company issues letters of credit in the ordinary course of business. The Company had outstanding letters of credit with Chase Manhattan Bank of $4.0 million and $2.0 million with The Bank of New York at September 30, 1997. The Company currently has no material capital commitments.

      The Company believes that its current cash balances and marketable securities, together with cash anticipated to be provided by operating activities and borrowings available under the existing lines of credit, will be sufficient for the expected short-term and foreseeable long-term cash needs of the Company, including possible acquisitions.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Portions of the foregoing discussion include descriptions of the Company's expectations regarding future trends affecting its business. The forward-looking statements made in this annual report, as well as all other forward-looking statements or information provided by the Company or its employees, whether written or oral, are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and future results are subject to, and should be considered in light of risks, uncertainties and other factors which may affect future results including, but not limited to: competition, rapidly changing technology, regulatory requirements and uncertainties of international trade.

COMMON STOCK INFORMATION

The Company's Class A Common Stock is listed for quotation in the Nasdaq National Market under the symbol "GART." The Company effected two-for-one stock splits by means of stock dividends in March 1996, June 1995 and August 1994. All earnings per share and share data presented herein have been restated retroactively to reflect such splits. As of September 30, 1997, the Company recorded the conversion of all Class B Common Stock into Class A Common Stock on a one for one basis, pursuant to a provision of the Articles of Incorporation which requires conversion when the Class B Common Stockholder's voting equity falls below a certain ownership percentage after considering all exercisable options and warrants outstanding. During fiscal 1997, the Company's Class A Common Stock traded within a range of daily closing prices of $20.38 to $42.06 per share.

--------------------------------------------------------------------------------
QUARTERLY COMMON STOCK PRICES
--------------------------------------------------------------------------------

                              Fiscal Year 1997      Fiscal Year 1996
                              -----------------     -----------------
                               High        Low       High        Low
--------------------------------------------------------------------------------
First Quarter ended
    December 31               $38.88     $29.75     $23.94     $16.25
Second Quarter ended
    March 31                  $42.06     $20.38     $33.00     $20.25
Third Quarter ended
    June 30                   $35.94     $20.63     $42.50     $30.88
Fourth Quarter ended
    September 30              $36.63     $25.50     $38.63     $27.38
--------------------------------------------------------------------------------

      The Company has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use in its business. Accordingly, the Company does not anticipate that any cash dividends will be declared or paid on the common stock in the foreseeable future.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, Statement of Financial Accounting Standard No. 128, "Earnings per Share" was issued. This statement sets forth guidance on the presentation of earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all common stock equivalents were exercised (similar to fully diluted earnings per share under Accounting Principles Board Opinion No. 15). If the new standard was in effect during fiscal 1997, basic net income per common share for the fiscal year ended September 30, 1997 would have been $0.77 and diluted income per common share would have been $0.71. The Company is required to adopt the new standard in the first quarter of fiscal 1998.

      In June 1997, Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income ("FAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") were issued. FAS 130 establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders, which is currently not required. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is required to adopt both new standards in the first quarter of fiscal 1999.

GARTNER GROUP  CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)
September 30,                                                                       1997        1996
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                    $ 142,415   $  96,755
    Marketable securities                                                           28,639      30,054
    Fees receivable, net of allowances of $5,340 and $4,460                        205,760     143,762
    Deferred commissions                                                            23,019      17,539
    Prepaid expenses and other current assets                                       25,775      22,040
-------------------------------------------------------------------------------------------------------
        Total current assets                                                       425,608     310,150

    Long-term marketable securities                                                 17,691       3,047
    Property, equipment and leasehold improvements, net                             44,102      32,818
    Intangible assets, net                                                         132,195      93,144
    Other assets                                                                    25,716       4,949
-------------------------------------------------------------------------------------------------------
        Total assets                                                             $ 645,312   $ 444,108
=======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued liabilities                                     $  85,411   $  60,527
    Commissions payable                                                             16,979      15,148
    Accrued bonuses payable                                                         15,722      16,781
    Deferred revenues                                                              254,071     198,952
-------------------------------------------------------------------------------------------------------
        Total current liabilities                                                  372,183     291,408
-------------------------------------------------------------------------------------------------------

    Long-term deferred revenues                                                      3,259       2,465
    Commitments and contingencies

    Stockholders' equity:
    Preferred stock:
        $.01 par value, authorized 2,500,000 shares; none issued or outstanding         --          --
    Common stock:
        $.0005 par value, authorized 200,000,000 shares of Class A Common
        Stock and 1,600,000 shares of Class B Common Stock; issued
        108,334,601 shares of Class A Common (102,697,739 in 1996) and 0 shares of Class B Common Stock
        (1,600,000 in 1996)                                                             54          52
    Additional paid-in capital                                                     179,017     134,711
    Cumulative translation adjustment                                               (1,098)     (2,965)
    Accumulated earnings                                                           105,138      32,008
    Treasury stock, at cost, 11,624,805 and 11,370,594 shares                      (13,241)    (13,571)
-------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                 269,870     150,235
-------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                               $ 645,312   $ 444,108
=======================================================================================================

See notes to consolidated financial statements

GARTNER GROUP  CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)
Fiscal Year Ended September 30,                      1997      1996      1995
--------------------------------------------------------------------------------

REVENUES:
    Advisory and measurement                       $396,219  $306,542  $235,867
    Learning                                         21,314    12,219     1,301
    Other, principally consulting and conferences    93,706    75,911    57,978
--------------------------------------------------------------------------------
        Total revenues                              511,239   394,672   295,146
--------------------------------------------------------------------------------

COSTS AND EXPENSES:
    Cost of services and product development        202,815   152,982   112,675
    Selling, general and administrative             173,610   144,473   119,626
    Acquisition-related charges                          --    34,898        --
    Depreciation                                     11,758     9,064     6,399
    Amortization of intangibles                       6,443     3,815     3,906
    Nonrecurring charges                                 --        --     8,800
--------------------------------------------------------------------------------
        Total costs and expenses                    394,626   345,232   251,406
--------------------------------------------------------------------------------
Operating income                                    116,613    49,440    43,740

Minority interest                                        --        25        98
Interest income, net                                  7,260     3,665     2,271
--------------------------------------------------------------------------------
Income before provision for income taxes            123,873    53,130    46,109

Provision for income taxes                           50,743    36,692    20,948
--------------------------------------------------------------------------------
        Net income                                 $ 73,130  $ 16,438  $ 25,161
================================================================================

NET INCOME PER COMMON SHARE:
    Primary                                        $    .71  $    .17  $    .27
================================================================================

    Fully diluted                                  $    .71  $    .17  $    .26
================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Primary                                         102,459    98,612    94,762
================================================================================

    Fully diluted                                   102,751    98,854    95,212
================================================================================

See notes to consolidated financial statements

GARTNER GROUP  CONSOLIDATED STATEMENTS OF CHANGES IN
               STOCKHOLDERS' EQUITY

                                                                 Additional   Cumulative                                   Total
                                              Preferred  Common     Paid-in  Translation  Accumulated     Treasury  Stockholders'
(In thousands, except share data)                 Stock   Stock     Capital   Adjustment     Earnings        Stock        Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                        $0    $50    $  59,709     $   250     $   7,699     $(13,821)    $  53,887

Net income                                            -     --           --          --        25,161           --        25,161
Issuance of 1,838,902 shares of Class A
    Common Stock upon exercise of stock options       -      1        1,259          --            --           --         1,260
Issuance of 345,644 shares of Class A
    Common Stock from purchases by employees          -      0        1,659          --            --           --         1,659
Issuance from treasury stock of 172,594 shares of
    Class A Common Stock                              -     --        1,410          --            --            3         1,413
Purchase of 152,624 of Class A Common Stock           -     --           --          --            --          (17)          (17)
Tax benefits of stock transactions with employees     -     --        9,241          --            --           --         9,241
Net transfers to D&B by Dataquest                     -     --           --          --       (15,603)          --       (15,603)
Cumulative translation adjustment                     -     --           --      (2,750)           --           --        (2,750)
---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                         0     51       73,278      (2,500)       17,257      (13,835)       74,251

Net income                                            -     --           --          --        16,438           --        16,438
Issuance of 3,036,403 shares of Class A
    Common Stock upon exercise of stock options       -      1        5,752          --            --           --         5,753
Issuance of 199,648 shares of Class A Common
    Stock from purchases by employees                 -      0        2,407          --            --           --         2,407
Issuance from treasury stock of 117,470 shares of
    Class A Common Stock from purchases
    by employees                                      -     --        2,140          --            --          264         2,404
Tax benefits of stock transactions with employees     -     --       29,415          --            --           --        29,415
Net transfers to D&B by Dataquest                     -     --           --          --        (1,687)          --        (1,687)
Cumulative translation adjustment                     -     --           --        (465)           --           --          (465)
Acquisition of Dataquest, Inc.                        -     --      (15,000)         --            --           --       (15,000)
Acquisition of J3 Learning, Inc.                      -      0       36,719          --            --           --        36,719
---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                         0     52      134,711      (2,965)       32,008      (13,571)      150,235

Net income                                            -     --           --          --        73,130           --        73,130
Issuance of 4,036,862 shares of Class A
    Common Stock upon exercise of stock options       -      2       13,594          --            --           --        13,596
Issuance from treasury stock of 195,721 shares of
    Class A Common Stock from purchases
    by employees                                      -     --        5,883          --            --          330         6,213
Conversion of 1,600,000 shares of Class B
    Common Stock into Class A Common Stock            -      0           --          --            --           --             0
Tax benefits of stock transactions with employees     -     --       36,833          --            --           --        36,833
Net share settlement of 449,932 shares of
    Class A Common Stock received on forward
    purchase agreement                                -     --           --          --            --            0             0
Net cash settlement paid on forward
    purchase agreement                                -     --      (12,004)         --            --           --       (12,004)
Cumulative translation adjustment                     -     --           --       1,867            --           --         1,867
---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                        $0    $54    $ 179,017     $(1,098)    $ 105,138     $(13,241)    $ 269,870
=================================================================================================================================

See notes to consolidated financial statements

GARTNER GROUP  CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
Fiscal Year Ended September 30,                                                     1997         1996         1995
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
    Net income                                                                   $  73,130     $ 16,438     $ 25,161
Adjustments to reconcile net income to cash provided by operating activities:
    Depreciation and amortization of intangibles                                    18,201       12,879        9,703
    Acquisition-related charges                                                         --       34,898           --
    Provision for doubtful accounts                                                  3,421        3,295        1,862
    Equity in losses of minority owned company                                         202           --           --
    Deferred revenues                                                               41,750       35,800       25,479
    Deferred tax expense (benefit)                                                   1,554       (1,394)      (2,690)
    Pre-acquisition tax benefit applied to reduce goodwill                             275          517        1,257
    Minority interest                                                                   --          (25)         (98)
    Provision for nonrecurring charges                                                  --           --        8,800
    Payments for nonrecurring charges                                                 (724)      (7,691)        (408)
Changes in assets and liabilities, net of effects of acquisitions:
    Increase in fees receivable                                                    (60,378)     (31,779)     (10,136)
    Increase in deferred commissions                                                (4,262)      (1,154)      (4,216)
    Increase in prepaid expenses and other current assets                           (7,915)      (1,995)      (1,138)
    (Increase) decrease in other assets                                             (2,707)         116         (242)
    Increase in accounts payable and accrued liabilities                            23,782        2,277       10,001
    Increase in commissions payable                                                  1,785        2,160        1,248
    (Decrease) increase in accrued bonuses payable                                    (957)       1,347        2,383
---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                               87,157       65,689       66,966
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Payment for businesses acquired (excluding cash acquired)                      (33,306)     (46,176)      (9,749)
    Investments in unconsolidated subsidiaries                                      (9,089)        (750)        (180)
    Addition of property, equipment and leasehold improvements                     (21,513)     (15,614)     (18,183)
    Proceeds from disposal of property, equipment and leasehold improvements            --           --       11,826
    Marketable securities purchased, net                                           (13,229)      (4,268)     (24,783)
    Loans to Officers                                                               (7,163)          --           --
    Other investing                                                                     --           --         (341)
---------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                 (84,300)     (66,808)     (41,410)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
    Principal payments on long-term debt and capital lease obligations                  --       (6,725)      (5,825)
    Issuance of common stock and warrants                                           13,596        5,753        1,260
    Proceeds from Employee Stock Purchase Plan offering                              5,883        4,547        3,069
    Tax benefits of stock transactions with employees                               36,833       29,415        9,241
    Distributions of capital between Dataquest and its former parent                    --       (1,687)     (15,731)
    Net cash settlement on forward purchase agreement                              (12,004)          --           --
    Sale (purchase) of treasury stock                                                  330          264          (14)
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                                    44,638       31,567       (8,000)
---------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                           47,495       30,448       17,556
Effect of exchange rates on cash and cash equivalents                               (1,835)        (274)         220
Cash and cash equivalents, beginning of period                                      96,755       66,581       48,805
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         $ 142,415     $ 96,755     $ 66,581
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
    Interest                                                                            --     $    437     $    225
    Income taxes                                                                 $   6,597     $  8,463     $  7,265
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Stock and options issued in connection with J3 acquisition                          --     $ 36,719           --

See notes to consolidated financial statements

GARTNER GROUP  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of Gartner Group, Inc. ("GGI" or the "Company") and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Minority interest represents the minority shareholder's proportionate share of the equity in businesses owned less than 100%. The results of operations for acquisitions of companies accounted for using the purchase method have been included in the Consolidated Statements of Operations beginning on the effective date of acquisition. The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Investments of less than 20% are carried at cost.

Revenue and commission expense recognition. Revenues from advisory, measurement and learning ("AML") contracts are recognized as services and products are delivered, and as the Company's obligation to the client is completed over the contract period, generally twelve months. The Company's policy is to record at the time of signing of an AML contract the fees receivable and related deferred revenues, for the full amount of the contract billable on that date. All such contracts are non-cancelable and non-refundable, except for government contracts which have a 30-day cancellation clause, but have not produced material cancellations to date. All contracts are billable upon signing, absent special terms granted on a limited basis from time to time. The Company also records the related commission obligation upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned and amortized to income. Other revenues consist principally of revenues recognized as earned from consulting services and conferences.

Cash equivalents and marketable securities. Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. Marketable securities are considered "held-to-maturity" and valued at amortized cost, which approximates market. It is management's intent to hold all investments to maturity.

Inventories. Inventories, which consist primarily of finished goods relating to the Company's learning business (technology-based training products), are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Inventories consist primarily of material costs, and are included in the balance sheet caption "Prepaid and other current assets." Inventories were $2.1 million and $1.3 million at September 30, 1997 and 1996, respectively.

Property, equipment and leasehold improvements. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the asset or the remaining term of the related leases.

Software Development Costs. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of computer software development costs is to begin upon the establishment of technological feasibility, limited to the net realizable value of the software product, and cease when the software product is available for general release to clients. Until these products reach technological feasibility, all costs related to development efforts are charged to expense. Software development costs, subsequent to technological feasibility and prior to general release, were not material and have been expensed.

Intangible Assets. Intangible assets include goodwill, non-compete agreements, tradenames and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. Amortization is recorded using the straight-line method over periods ranging from seven to thirty years. These amounts have been and are subject to adjustment in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") (see Note 9. Income Taxes). Non-compete agreements are being amortized on a straight-line basis over the period of the agreement ranging from three to five years. Tradenames and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from four to thirty years. At the end of each quarter, the Company reviews the recoverability of all intangibles based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the intangible asset. Should the aggregate of such future cash flows be less than the carrying value, a writedown would be required, measured by the difference between the discounted future cash flows (or another acceptable method for determining fair value) and the carrying value of the intangible.

Foreign currency translation. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of stockholders' equity.

Income taxes. Income taxes are provided using the asset and liability method in accordance with FAS 109. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in the Company's deferred tax assets and liabilities.

      Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $4.2 million and will either be indefinitely reinvested or remitted substantially free of tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. The Company credits Additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a non-qualified stock option is equal to the tax effect of the difference between the market price of a share of the Company's common stock on the exercise and grant dates. To the extent the Company incurs employment taxes as a direct result of the exercise of such stock options, this cost is charged to Additional paid-in capital.

Computations of net income per share of common stock. Primary and fully diluted net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The computation includes the weighted average number of shares issued in connection with the Dataquest, Inc. ("Dataquest") acquisition (see Note 3. Acquisitions), on December 1, 1995, as if they had been issued at the beginning of fiscal 1996 and fiscal 1995. The warrant issued in connection with the Dataquest acquisition has been excluded from primary and fully diluted weighted average shares outstanding for fiscal 1995 due to its anti-dilutive effect.

Stock based compensation. In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") was issued. This statement defines a fair value based method of accounting for an employee stock option. Companies may, however, elect to adopt this new accounting rule through a pro forma disclosure option, while continuing to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." As permitted by FAS 123, the Company has adopted the disclosure provisions and continues accounting for its employee stock compensation plans under APB 25 (see Note 12 for the fair value disclosures required under FAS
123).

Recently issued accounting standards. In February 1997, Statement of Financial Accounting Standard No. 128, "Earnings per Share", was issued. The statement sets forth guidance on the presentation of earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all common stock equivalents were exercised (similar to fully diluted earnings per share under APB Opinion No. 15). If the new standard was in effect during fiscal 1997, basic net income per common share for the fiscal year ended September 30, 1997 would have been $0.77 and diluted net income per common share would have been $0.71. The Company is required to adopt the new standard in the first quarter of fiscal 1998.

      In June 1997, Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income"("FAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), were issued. FAS 130 establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders which is currently not required. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is required to adopt both new standards in the first quarter of fiscal 1999.

Expense Allocations. Prior to the Company's acquisition of Dataquest, Dataquest was a wholly-owned subsidiary of The Dun and Bradstreet Corporation ("D&B"). D&B provided certain services to and incurred certain costs on behalf of its wholly-owned subsidiaries and divisions. These costs, which included employee benefit and executive compensation programs, payroll processing and administration, general treasury services and various business insurance coverages, were allocated on a pro rata basis to Dataquest when it was a wholly-owned subsidiary of D&B and were $0.3 and $1.9 million during the fiscal years 1996 and 1995, respectively. The costs of D&B's general corporate overheads were not allocated, as such costs related to Dataquest were deemed to be immaterial.

Distributions of capital between Dataquest and its former parent. Dataquest transfers to D&B included historical investments and advances from D&B, as well as current period income or losses, net transfers to/from D&B, and current income taxes payable or receivable.

Fair Value of Financial Instruments. Most of the Company's financial instruments, including cash, marketable securities, trade receivables and payables and accruals, are short-term in nature. Accordingly, the carrying amount of the Company's financial instruments approximates its fair value.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, marketable securities and fees receivable. The Company invests its cash primarily in a diversified portfolio of highly-rated municipal and government bonds. Concentrations of credit risk with respect to fees receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made in the prior years financial statements to conform with the fiscal 1997 presentation.

2.    RELATED PARTIES

D&B, an investor in Information Partners Capital Fund, L.P. ("the Fund"), provided a portion of the financing in connection with the acquisition of the Company in October 1990. In April 1993, D&B acquired a majority of the outstanding voting securities of the Company in transactions among the Company, D&B and persons and entities associated with the Fund. On November 1, 1996, D&B transferred ownership of its Class A and Class B Common Stock of the Company to Cognizant Corporation ("Cognizant"), a spin-off of D&B and an independent public company. At the date of transfer, these shares represented approximately 51% of the Company's outstanding common stock. During fiscal 1997, Cognizant's ownership of the Company's outstanding common stock fell below 50%.

      On June 4, 1997, with the Board of Directors approval, the Company provided loans totaling $7.2 million to certain Officers to facilitate the purchase of common stock arising out of the exercise of stock options. The loan proceeds were not used to fund the option exercise price of the common stock acquired. The loans are full recourse obligations to the Officers and are also secured by shares of the Company's common stock held by the Officers. The loans bear interest at an annual rate of 6.14% and mature on June 3, 1999. The principal amount of the loans totaling $7.2 million are included in Other assets on the September 30, 1997 Consolidated Balance Sheet.

3.    ACQUISITIONS

On December 1, 1995, the Company acquired all the outstanding shares of Dataquest, a wholly-owned subsidiary of D&B, for consideration of $15.0 million in cash, 3,000,000 shares of Class A Common Stock with an approximate fair market value of $60.0 million, and a five year warrant to purchase 600,000 shares of Class A Common Stock at $16.42 per share. Dataquest is a provider of information technology ("IT") market research and consulting for the IT vendor manufacturer and financial communities which complements the Company's end user focus. The Company has accounted for the acquisition as a transfer and exchange between companies under common control and the 3,000,000 shares have been assumed to be outstanding for all periods presented. Accordingly, the accounts of Dataquest have been combined with the Company's at historical cost in a manner similar to a pooling of interests. Transaction costs of $1.7 million relating to the acquisition have been included in acquisition-related charges in the Consolidated Statement of Operations for fiscal 1996.

      Combined and separate results of GGI and Dataquest during the periods preceding the merger were as follows (in thousands):

Three months ended
December 31, 1995 (Unaudited)      GGI      Dataquest               Combined
--------------------------------------------------------------------------------
Total revenues                 $76,005        $20,469               $96,474
Net income                     $10,570           $923               $11,493
--------------------------------------------------------------------------------

Fiscal year ended
September 30, 1995                 GGI      Dataquest               Combined
--------------------------------------------------------------------------------
Total revenues                $229,152        $65,994               $295,146
Net income (loss)              $25,539        $  (378)               $25,161
--------------------------------------------------------------------------------

      There were no intercompany transactions between the two companies for the periods presented.

      On July 31, 1996, the Company acquired all of the outstanding shares of J3 Learning Corporation ("J3") for consideration of approximately $8.0 million in cash, 1,065,290 shares of Class A Common Stock which had an approximate fair market value of $35.4 million and options to purchase Class A Common Stock which had a value of $1.3 million. J3 publishes, markets and distributes software educational materials for corporate and individual training. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $51.1 million. Of such amount, $32.2 million was expensed at acquisition as purchased in-process research and development costs and is included in acquisition-related charges in the Consolidated Statement of Operations for fiscal 1996, and the remaining excess purchase price was allocated as follows (in thousands):

                                         Amortization
                                       Period (years)               Amount
--------------------------------------------------------------------------------
Existing title library                              4               $ 1,900
Tradename                                          12                 4,200
Goodwill                                           12                12,787
--------------------------------------------------------------------------------
                                                                    $18,887
================================================================================

      The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of J3 had occurred at the beginning of fiscal 1995 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future (in thousands, except per share data):

Fiscal Year Ended September 30,                  1996               1995
--------------------------------------------------------------------------------
Total revenues                               $401,329               $310,150
Net income                                   $ 11,749               $ 16,360
Net income per common share                  $   0.12               $   0.17
--------------------------------------------------------------------------------

      On August 1, 1997, the Company acquired all of the outstanding shares of Datapro Information Services, Inc. ("Datapro"), a unit of the McGraw-Hill Companies for consideration of approximately $25 million in cash. Datapro is a provider of information on product specifications and pricing, product comparisons, technology reports, market overviews, case studies and user ratings surveys. Datapro's services and products provide feature and side-by-side comparisons of computer hardware, software and communications products. The acquisition was accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price over the fair value of amounts assigned to the net tangible assets acquired was $33.5 million and has been recorded as goodwill which is being amortized over 30 years. In addition, $2.5 million of the purchase price was allocated to a non-compete agreement which is being amortized over 4 years. If the acquisition of Datapro had occurred at the beginning of fiscal 1996, consolidated total revenues would have been $536.6 million and $431.4 for fiscal 1997 and 1996, respectively. This revenue does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of total revenues which may occur in the future. The pro forma effect on the Company's fiscal 1997 and 1996 net income and net income per common share is not material.

      During fiscal 1997 and 1996, the Company completed additional acquisitions for consideration of $8.1 and $23.2 million in cash, respectively. These acquisitions have been accounted for under the purchase method and substantially all of the purchase price has been assigned to goodwill. The results of these acquired operations individually and collectively, had they occurred at the beginning of fiscal 1997, 1996 or 1995 are not material.

      During fiscal 1997 and 1996 the Company made several investments totaling $7.1 million and $0.9 million, respectively, that are accounted for on the cost method. The Company also made an investment totaling $1.9 million in 1997 that is accounted for on the equity method. These investments totaled $9.4 million and $0.9 million and are included in Other assets on the Consolidated Balance Sheets as of September 30, 1997 and 1996, respectively.

      In October 1997, the Company acquired a 32% membership interest in Jupiter Communications, LLC ("Jupiter") for $8.0 million in cash. Jupiter is a provider of analyst-based research and strategic planning services to the consumer Internet and interactive industry.

4.    NONRECURRING CHARGES

During fiscal 1995, Dataquest closed certain operations of its subsidiary in Japan for a $0.6 million pre-tax charge, and initiated workforce reduction actions resulting in a pre-tax charge of $8.2 million. These charges were recorded as a nonrecurring charge in the Consolidated Statement of Operations.

5.    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements, are carried at cost less accumulated depreciation and amortization, and consist of the following (in thousands):

                                         Useful            September 30,
                                                        -------------------
                                    Life (years)          1997       1996
--------------------------------------------------------------------------------
Furniture and equipment                     3-8         $ 25,568   $ 19,801
Computer equipment                          2-3           56,979     34,843
Leasehold improvements                     2-15           19,257     14,293
--------------------------------------------------------------------------------
                                                         101,804     68,937
Less - accumulated depreciation
    and amortization                                     (57,702)   (36,119)
--------------------------------------------------------------------------------
                                                        $ 44,102   $ 32,818
================================================================================

6.    INTANGIBLE ASSETS

Intangible assets, net, are carried at cost less accumulated amortization, and consist of the following (in thousands):

                                     Amortization          September 30,
                                                        -------------------
                                    Period (years)        1997       1996
--------------------------------------------------------------------------------
Goodwill                                     7-30       $138,537   $ 97,535
Non-compete agreements                        3-5          3,462         --
Tradenames                                     12          6,978      6,200
Title library                                   4          1,900      1,900
--------------------------------------------------------------------------------
                                                         150,877    105,635
Less - accumulated amortization                          (18,682)   (12,491)
--------------------------------------------------------------------------------
                                                        $132,195   $ 93,144
================================================================================

7.    COMMITMENTS

The Company leases various facilities, furniture and computer equipment under lease arrangements expiring between fiscal 1998 and 2010.

      Future minimum annual payments under operating lease agreements as of September 30, 1997 are as follows (in thousands):

Fiscal Year Ending September 30,
--------------------------------------------------------------------------------
1998                                                                     $12,346
1999                                                                      10,326
2000                                                                       9,312
2001                                                                       7,743
2002                                                                       6,220
Thereafter                                                                52,350
--------------------------------------------------------------------------------
Total minimum lease payments                                             $98,297
================================================================================

      Rental expense for operating leases, net of sublease income, was $16.8, $11.0 and $10.4 million for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. The Company has commitments with two facilities management companies for printing, copying, mail room and other related services. The minimum annual obligations under these service agreements are $3.8 million for fiscal 1998 and 1999, $1.3 million for fiscal 2000, and $0.4 million for fiscal 2001.

      The Company is involved in legal proceedings and litigation arising in the ordinary course of business. The Company believes the outcome of all current proceedings, claims and litigation will not have a material effect on the Company's financial position or results of operations when resolved in a future period.

8.    LONG-TERM OBLIGATIONS

The Company has available two unsecured credit lines with The Bank of New York and Chase Manhattan Bank for $5.0 million and $25.0 million, respectively. Borrowings under The Bank of New York line accrue interest charges at LIBOR plus 2%. Alternatively, the rate shall be the higher of the prime commercial lending rate of the bank or the Federal Funds Rate plus 1/2 of 1% in the event LIBOR is unavailable. The Chase Manhattan Bank line carries an interest rate equal to either the prime rate of Chase Manhattan Bank, LIBOR plus 2.5% for periods of 30, 60 or 90 days as the Company may choose, or a "fixed option" rate. There are no commitment fees associated with these lines. These lines may be canceled by the banks at any time without prior notice or penalty. No borrowings were outstanding under either line at September 30, 1997 and 1996.

      Letters of credit are issued by the Company in the ordinary course of business. The Company had outstanding letters of credit with Chase Manhattan Bank of $4.0 million and $2.0 million with The Bank of New York at September 30, 1997.

9.    INCOME TAXES

Following is a summary of the components of income before provision for income taxes (in thousands):

Fiscal Year Ended September 30,                      1997       1996      1995
--------------------------------------------------------------------------------
U.S.                                              $ 93,758    $40,650    $38,588
Non-U.S.                                            30,115     12,480      7,521
--------------------------------------------------------------------------------
Consolidated                                      $123,873    $53,130    $46,109
================================================================================

      The provision for income taxes on the above income consists of the following components (in thousands):

Fiscal Year Ended September 30,                1997         1996          1995
--------------------------------------------------------------------------------
Current tax expense:
    U.S. federal                             $   797     $  1,775      $  9,282
    State and local                            1,872        2,178         2,051
    Foreign                                    8,208        3,164         1,807
--------------------------------------------------------------------------------
Total current                                 10,877        7,117        13,140
--------------------------------------------------------------------------------
Deferred tax expense (benefit):
    U.S. federal                                 434           58        (1,967)
    State and local                              912       (1,347)         (678)
    Foreign                                      208         (105)          (45)
--------------------------------------------------------------------------------
Total deferred                                 1,554       (1,394)       (2,690)
--------------------------------------------------------------------------------
Total current and deferred                    12,431        5,723        10,450
--------------------------------------------------------------------------------
Benefit of stock transactions
    with employees credited
    to additional paid-in capital             38,037       30,452         9,241
Benefit of purchased tax benefits
    credited to goodwill                         275          517         1,257
--------------------------------------------------------------------------------
Total provision for
    income taxes                             $50,743     $ 36,692      $ 20,948
================================================================================

      Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

                                                             September 30,
                                                      --------------------------
                                                          1997             1996
--------------------------------------------------------------------------------
Depreciation                                          $    895         $    749
Expense accruals for book purposes                       6,992            8,528
Loss and credit carryforwards                            9,380            9,698
Other                                                    1,706            1,767
--------------------------------------------------------------------------------
Gross deferred tax asset                                18,973           20,742
--------------------------------------------------------------------------------
Intangible assets                                       (3,383)          (1,919)
Other                                                     (858)            (895)
--------------------------------------------------------------------------------
Gross deferred tax liability                            (4,241)          (2,814)
--------------------------------------------------------------------------------
Valuation allowance                                     (4,962)          (6,580)
--------------------------------------------------------------------------------
Net deferred tax asset                                $  9,770         $ 11,348
================================================================================

      Current and long-term net deferred tax assets are $5.1 million and $4.7 million as of September 30, 1997 and $8.8 million and $2.5 million as of September 30, 1996, respectively, and are included in Prepaid and other current assets and Other assets, respectively, in the Consolidated Balance Sheets.

      The valuation allowance relates to domestic and foreign tax loss carryforwards. The net decrease in the valuation allowance of approximately $1.6 million in the current year results primarily from the utilization of foreign tax loss carryforwards. The tax benefit from such tax loss carryforwards was $1.7, $1.0 and $1.7 million for fiscal years 1997, 1996 and 1995, respectively. Approximately $1.8 million and $1.4 million of the valuation allowance would reduce goodwill and additional paid-in capital, respectively, upon subsequent recognition of any related tax benefits.

      The differences between the U.S. federal statutory income tax rate and the Company's effective rate are:

Fiscal Year Ended September 30,                       1997      1996      1995
--------------------------------------------------------------------------------
Statutory tax rate                                    35.0%     35.0%     35.0%
State income taxes, net of
    federal benefit                                    4.5       5.3       5.4
Foreign income taxed at a
    different rate                                     0.6       1.5      (0.7)
Non-deductible goodwill and
    direct acquisition costs                           0.9       0.9       2.1
Non-taxable interest income                           (0.9)     (1.3)     (1.7)
Exempt foreign trading gross
    receipts                                          (1.0)       --        --
Other items                                            1.9       1.6       5.4
--------------------------------------------------------------------------------
Effective rate without write-off
    of purchased in-process research
    and development costs                             41.0      43.0      45.5
Non-deductible write-off of
    purchased in-process research
    and development costs                               --      26.1        --
--------------------------------------------------------------------------------
Effective tax rate                                    41.0%     69.1%     45.5%
================================================================================

      As of September 30, 1997, the Company had U.S. federal tax loss carryforwards of $10.0 million which will expire in eleven to fifteen years and state and local tax loss carryforwards of $35.4 million the majority of which will expire in four to five years. The U.S. federal tax loss carryforwards are subject to limitations on their use under the Internal Revenue Code. In addition, the Company has foreign tax loss carryforwards of $6.6 million, of which $1.1 million will expire within three to four years, and $5.5 million can be carried forward indefinitely.

10.   CAPITAL STOCK AND STOCK REPURCHASE PROGRAM

The Company effected two-for-one stock splits of its Class A and Class B Common Stock by means of stock dividends in March 1996, June 1995 and August 1994. All earnings per share and share data presented herein have been restated retroactively to reflect such splits. As of September 30, 1997, the Company has recorded the conversion of all Class B Common Stock into Class A Common Stock on a one for one basis, pursuant to a provision of the Articles of Incorporation which requires conversion when the Class B Common Stockholder's voting equity falls below a certain ownership percentage after considering all exercisable options and warrants outstanding. Class A Common Stock stockholders are entitled to one vote per share on all matters to be voted by stockholders, other than the election of directors. Prior to the conversion of the Class B Common Stock, Class B Common stockholders had certain preferential voting rights with respect to the election of members of the Board of Directors.

      During fiscal 1997, the Company entered into a series of forward purchase agreements on its common stock. These agreements are settled at the Company's option on a net basis in either shares of its own common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date is higher (lower) than the forward purchase price, the net differential is received (paid) by the Company. As of September 30, 1997, an agreement in place cover approximately $36.9 million or 1,350,068 shares of the Company's stock having forward purchase prices established at $27.31 per share. If the market priced portion of this agreement was settled based on the September 30, 1997 market price of the Company's common stock ($30.00 per share), the Company would be entitled to receive approximately 100,081 shares. During fiscal 1997, two settlements resulted in the Company receiving 449,932 shares of common stock (recorded in Treasury stock at no cost) and paying approximately $12.0 million in cash (recorded as a reduction of Additional paid-in capital).

11.   EMPLOYEE STOCK PURCHASE PLANS

In January 1993, the Company adopted an employee stock purchase plan (the "1993 Employee Stock Purchase Plan"), and reserved an aggregate of 4,000,000 shares of Class A Common Stock for issuance under this plan. The plan permits eligible employees to purchase Class A Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $21,250 in any calendar year), at a price equal to 85% of Class A Common Stock price as reported by NASDAQ at the beginning or end of each offering period, whichever is lower. During fiscal 1997, 195,721 shares were issued from treasury stock at an average purchase price of $31.76 per share in connection with this plan. At September 30, 1997, 2,272,316 shares were avail-able for offering under the plan.

12.   STOCK OPTIONS AND WARRANTS

Under the terms of the 1991 Stock Option Plan, (the "Option Plan"), the Board of Directors may grant non-qualified and incentive stock options, entitling employees to purchase shares of the Company's common stock at the fair market value determined by the Board on the date of grant. The Board can determine the date on which options vest and become exercisable. A total of 22,800,000 shares of Class A Common Stock were reserved for issuance under the plan. At September 30, 1997 and 1996 2,955,416 and 4,152,381 options were available for grant, respectively.

      In January 1993, the Company adopted a stock option plan for directors (the "1993 Director Option Plan") and reserved an aggregate of 1,200,000 shares of Class A Common Stock for issuance under this plan. The plan provided for the automatic grant of 120,000 options to purchase shares of Class A Common Stock to each non-employee director upon first becoming a director on or after February 1, 1993, and the automatic grant of an option to purchase an additional 24,000 options to purchase shares of Class A Common Stock annually based on continuous service as a director. In January 1996, the plan was amended to provide for the automatic grant of 15,000 options to purchase shares of Class A Common Stock to each non-employee director upon first becoming a director and the automatic grant of an option to purchase an additional 3,000 options to purchase shares of Class A Common Stock annually based on continuous service as a director. The exercise price of each option granted under the plan is equal to the fair value of the Class A Common Stock at the date of grant. Options granted are subject to cumulative yearly vesting over a three year period after the date of grant and the number of shares to be granted under the amended terms will not be adjusted for any future stock splits. At September 30, 1997 and 1996, 621,000 and 648,000 options were available for grant, respectively.

      In October 1994, the Board of Directors and stockholders of the Company approved the adoption of a Long-Term Stock Option Plan ("the 1994 Long-Term Plan") and the reservation of an aggregate of 7,200,000 shares of Class A Common Stock for issuance thereunder. The purpose of the plan is to provide senior personnel long-term equity participation in the Company as an incentive to promote the long-term success of the Company. The exercise price of each option granted under the plan is equal to the fair value of the Class A Common Stock at the date of grant. All options granted under the plan vest and become fully exercisable five years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If all financial performance targets are met in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the first anniversary date following the date of grant and, if subsequent financial performance targets are met for both the first and second fiscal years following the date of grant, a second 25% become exercisable three years following the date of grant. If financial performance targets are met consecutively for all three fiscal years following the date of grant, a third 25% become exercisable on the fourth anniversary date following the date of grant and the final 25% become exercisable on the fifth anniversary following the date of grant. Failure to achieve the specified target or targets for any one fiscal year or consecutive fiscal years can be remedied by achievement of the cumulative target in a succeeding fiscal year or years. Based on fiscal year 1995, 1996 and 1997 performance, 1,597,500 options were exercisable on September 30, 1997. An additional 1,543,750 options became exercisable on October 10, 1997. At September 30, 1997 and 1996, 810,000 and 750,000 shares were available for grant, respectively.

      In October 1996, the Company adopted the 1996 Long-Term Stock Option Plan ("the 1996 Long-Term Plan"). Under the terms of the plan, the Board of Directors may grant non-qualified and incentive options, entitling employees to purchase shares of the Company's common stock at the fair market value at the date of option grant. An aggregate of 1,800,000 shares of Class A Common Stock were reserved for issuance under this plan. All options granted under the plan vest and become fully exercisable six years following the date of grant, based on continued employment, and have a term of ten years from the date of grant assuming continued employment. Vesting and exercisability accelerates upon achievement of certain financial performance targets determined by the Board of Directors. If all financial performance targets are met in accordance with parameters as set by the Board in its sole discretion, 25% of the shares granted become exercisable on the third anniversary date following the date of grant and, if subsequent financial performance targets are met for both the first and second years following the date of grant, a second 25% become exercisable four years following the date of grant. If financial performance targets are met consecutively for all three years following the date of grant, a third 25% become exercisable on the fifth anniversary date following the date of grant and the final 25% become exercisable on the sixth anniversary following the date of grant. Based on fiscal year 1997 performance, 451,250 options will be exercisable on February 24, 2000. At September 30, 1997, 25,000 options to purchase common stock were available for grant.

      On April 4, 1997, the Company repriced certain stock options granted from October 1995 through January 1997 under the 1991 Option Plan and the 1994 Long-Term Plan. In total, options to purchase 1,647,000 shares of common stock were repriced at an exercise price of $23.875 per share. The original vesting schedules and expiration dates associated with these stock options were also amended to coincide with the stock option repricing date. These amounts have been included as granted and canceled options during fiscal 1997 in the summary activity table shown below.

      A summary of stock option activity under the plans and agreement through September 30, 1997 follows:

                                                                        Weighted
                                                     Shares under        Average
                                                           Option          Price
--------------------------------------------------------------------------------
Outstanding at September 30, 1994                      12,806,072        $ 1.540
    Granted                                             8,707,672        $ 7.860
    Exercised                                          (1,838,902)       $ 0.811
    Canceled                                             (548,688)       $ 3.653
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                      19,126,154        $ 4.439
    Granted                                             3,665,506        $21.943
    Exercised                                          (3,036,403)       $ 1.994
    Canceled                                             (968,660)       $ 9.809
--------------------------------------------------------------------------------
Outstanding at September 30, 1996                      18,786,597        $ 6.922
    Granted                                             5,694,814        $23.023
    Exercised                                          (4,036,862)       $ 3.385
    Canceled                                           (2,623,199)       $26.416
--------------------------------------------------------------------------------
Outstanding at September 30, 1997                      17,821,350        $11.462
================================================================================

      Options for the purchase of 3,492,390 and 4,295,277 shares were exercisable at September 30, 1997 and 1996, respectively.

      Shares purchased under the terms of the plans are subject to repurchase by the Company at the fair market value of the shares as determined by the Board of Directors at the repurchase date based on the circumstances as outlined in the option agreements.

      The following table summarizes information about stock options outstanding at September 30, 1997:

                                                                       Weighted
                                                                        average
                                                        Weighted      remaining
         Range of         Number        Number           average    contractual
  exercise prices    outstanding   exercisable    exercise price    life (years)
--------------------------------------------------------------------------------
   $ 0.02 -   .94      1,299,751       965,191            $ 0.57            1.9
   $ 1.13 -  4.83      2,495,746     1,066,786            $ 2.87            3.3
   $ 5.03 -  9.50      7,130,592       522,312            $ 7.25            6.9
   $10.28 - 13.88        564,268       342,650            $12.27            7.7
   $16.63 - 21.09      5,059,046       545,796            $19.93            9.0
   $25.15 - 35.38      1,271,947        49,655            $28.91            9.5
--------------------------------------------------------------------------------

      A warrant expiring December 1, 2000 to purchase 600,000 shares of Class A Common Stock at $16.42 per share is held by Cognizant. The warrant was issued in connection with the acquisition of Dataquest.

      The Company has chosen to continue applying APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost for the

Company's stock-based compensation plans been determined based on the fair value at the grant dates under those plans, consistent with the method prescribed under FAS 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

Fiscal Year Ended September 30,                       1997             1996
--------------------------------------------------------------------------------
Net income                 As reported             $73,130          $16,438
                             Pro forma             $62,497          $10,616
Net income per
    common share           As reported               $0.71            $0.17
                             Pro forma               $0.61            $0.11
--------------------------------------------------------------------------------

      The pro forma disclosures shown above reflect options granted after fiscal 1995 and are not likely to be representative of the effects on net income and net income per common share in future years.

      The fair value of the Company's stock options used to compute pro forma net income and earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used for stock options granted or modified:

Fiscal Year Ended September 30,                              1997          1996
--------------------------------------------------------------------------------
Expected life (in years)                                2.4 - 6.4     2.4 - 6.4
Expected volatility                                           .40           .38
Risk free interest rate                              6.00% - 6.09%         6.00%
Expected dividend yield                                      0.00%         0.00%
--------------------------------------------------------------------------------

      The weighted average fair values of the Company's stock options granted in 1997 and 1996 are $12.32 and $5.56, respectively.

13.   EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company has a savings and investment plan covering substantially all domestic employees. The Company contributes amounts to this plan based upon the level of employee contributions.

      In addition, the Company also contributes fixed and discretionary amounts based on employee participation and attainment of operating margins specified by the Board. Amounts expensed in connection with the plan totaled $4.6, $3.2, and $2.0 million for the years ended September 30, 1997, 1996 and 1995, respectively.

14.   GEOGRAPHIC DATA

The Company's consolidated total revenues are generated primarily through direct sales to clients by domestic and international sales forces, a network of independent international distributors, and to a lesser extent by international joint venture partners. The Company defines "Europe Revenues" as revenues attributable to clients located in England and the European region and "Other International Revenues" as revenues attributable to all other areas located outside of the United States.

      European identifiable tangible assets consist primarily of the assets of the European subsidiaries and include the accounts receivable balances carried directly by the subsidiaries located in England, France and Germany. All other European customer receivables are maintained by and therefore are included as identifiable assets of the U.S. operations.

      Summarized information by geographic location is as follows (in thousands):

Fiscal Year Ended September 30,                 1997         1996         1995
--------------------------------------------------------------------------------
United States:
    Revenues                                  $333,038     $253,451     $184,615
    Operating income                          $ 62,884     $ 26,359     $ 33,600
    Identifiable tangible assets              $407,262     $282,201     $222,262

Europe:
    Revenues                                  $121,971     $ 98,789     $ 71,946
    Operating income                          $ 36,800     $ 15,968     $  5,330
    Identifiable tangible assets              $ 73,974     $ 50,564     $ 36,474

Other International:
    Revenues                                  $ 56,230     $ 42,432     $ 38,585
    Operating income                          $ 16,929     $  7,113     $  4,810
    Identifiable tangible assets              $ 27,654     $ 18,199     $  8,481
--------------------------------------------------------------------------------

      Excluding acquisition-related and nonrecurring charges, operating income in the United States was $61.3, and $41.8 million for the fiscal years ended September 30, 1996 and 1995, respectively.

15.   SELECTED CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF OPERATIONS DATA

A summary of Selected Consolidated Balance Sheets and Statements of Operations data is set forth below (in thousands):

                                        Balance Sheets Data         Statements of Operations Data
                                     ------------------------     --------------------------------
                                                                                             Total
                                     Gross Fees      Deferred          AML      Other  Fiscal Year
                                     Receivable      Revenues      Revenue   Revenues     Revenues
--------------------------------------------------------------------------------------------------
Balance at September 30, 1994         $ 105,940     $ 136,911
Billings                                322,169       234,065     $ 36,163    $52,211
Acquisition balances                        997           243           --
Cash collections                       (313,257)           --           --         --
AML revenue amortization                     --      (201,005)     201,005         --
Other service revenue amortization           --        (5,767)          --      5,767
--------------------------------------------------------------------------------------------------
Balance at September 30, 1995           115,849       164,447     $237,168    $57,978     $295,146
                                                                  ================================

Billings                                420,037       340,476     $ 22,071    $67,432
Acquisition balances                      3,976         1,663           --         --
Cash collections                       (391,640)           --           --         --
AML revenue amortization                     --      (296,690)     296,690         --
Other service revenue amortization           --        (8,479)          --      8,479
--------------------------------------------------------------------------------------------------
Balance at September 30, 1996           148,222       201,417     $318,761    $75,911     $394,672
                                                                  ================================

Billings                                574,588       452,271     $ 18,160    $80,723
Acquisition balances                      4,297        15,998           --         --
Cash collections                       (516,007)           --           --         --
AML revenue amortization                     --      (399,373)     399,373         --
Other service revenue amortization           --       (12,983)          --     12,983
--------------------------------------------------------------------------------------------------
Balance at September 30, 1997         $ 211,100     $ 257,330     $417,533    $93,706     $511,239
==================================================================================================

      For a description of the Company's revenue recognition policies, see Note 1 - Significant Accounting Policies. AML revenues shown above of $417.5, $318.8, and $237.2 million for fiscal years 1997, 1996 and 1995, respectively, are recognized as services and products are delivered, and as the Company's obligation to the client is completed over the contract period. Included in AML revenues are catch-up adjustments also shown above for the fiscal years 1997, 1996 and 1995 of $18.2, $22.1, and $36.2 million, respectively, to account for certain renewals. Catch-up adjustments occur when there is a lag between the month that a contract expires and the month that it is renewed. The Company continues to provide services for a certain period of time after expiration, based on the Company's historical experience that most clients who do not renew prior to expiration do so on a retroactive basis. The Company recognizes no revenues, however, during this period. When a client renews the service on a retroactive basis, the Company records the previously unrecognized revenue as a catch-up adjustment.

GARTNER GROUP  REPORTS BY MANAGEMENT AND INDEPENDENT AUDITORS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related information included in the Annual Report. The consolidated financial statements, which include amounts based on management's best judgments and estimates, were prepared in conformity with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

      The Company maintains a system of internal controls designed to provide reasonable assurance at reasonable cost that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The internal control system is augmented with an organizational structure providing division of responsibilities, careful selection and training of qualified financial people and a program of internal audits.

      The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management, internal auditors and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Both the independent and internal auditors have unrestricted access to the Audit Committee.

      The independent auditors for fiscal 1997 and 1996, KPMG Peat Marwick LLP, and the independent accountants for fiscal years prior to 1996, Price Waterhouse LLP, audit and render an opinion on the financial statements in accordance with general accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent necessary by them to support their opinion.


/s/ Manuel A. Fernandez

MANUEL A. FERNANDEZ
Chairman and Chief Executive Officer


/s/ John F. Halligan

JOHN F. HALLIGAN
Executive Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Gartner Group, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner Group, Inc. and its subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Gartner Group, Inc. and its subsidiaries for the year ended September 30, 1995 were audited by other auditors whose report, dated November 1, 1995, except as to the Dataquest acquisition discussed in Note 3, which is as of January 25, 1996 and the stock split discussed in Note 10, which is as of March 29, 1996, expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gartner Group, Inc. and its subsidiaries as of September 30, 1997 and 1996 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP

Stamford, Connecticut
October 31, 1997

GARTNER GROUP  SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)
Fiscal Year Ended September 30,                             1997      1996      1995       1994        1993
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
    Advisory and measurement                            $396,219  $306,542  $235,867  $ 177,821   $ 143,591
    Learning                                              21,314    12,219     1,301         --          --
    Other, principally consulting and conferences         93,706    75,911    57,978     47,651      31,731
-----------------------------------------------------------------------------------------------------------
        Total revenues                                   511,239   394,672   295,146    225,472     175,322
Total costs and expenses                                 394,626   345,232   251,406    181,522     161,704
-----------------------------------------------------------------------------------------------------------
Operating income                                         116,613    49,440    43,740     43,950      13,618
Minority interest                                              0        25        98          0           0
Interest income, net                                       7,260     3,665     2,271         (2)     (4,395)
-----------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item        123,873    53,130    46,109     43,948       9,223
Provision for income taxes                                50,743    36,692    20,948     19,891       5,979
-----------------------------------------------------------------------------------------------------------
Income before extraordinary item                          73,130    16,438    25,161     24,057       3,244
Extraordinary item - loss from early extinguishment of
    long-term debt (net of tax benefits of $350)              --        --        --         --        (765)
-----------------------------------------------------------------------------------------------------------
Net income                                              $ 73,130  $ 16,438  $ 25,161  $  24,057   $   2,479
===========================================================================================================
NET INCOME (LOSS) PER COMMON SHARE:
    Primary:
        Income before extraordinary item                $    .71  $    .17  $    .27  $     .25   $     .04
        Extraordinary item                                    --        --        --         --        (.01)
-----------------------------------------------------------------------------------------------------------
        Net income                                      $    .71  $    .17  $    .27  $     .25   $     .03
===========================================================================================================
    Fully diluted:
        Income before extraordinary item                $    .71  $    .17  $    .26  $     .25   $     .04
        Extraordinary item                                    --        --        --         --         (01)
-----------------------------------------------------------------------------------------------------------
        Net income                                      $    .71  $    .17  $    .26  $     .25   $     .03
===========================================================================================================
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, marketable securities        $171,054  $126,809  $ 95,414  $  52,855   $   8,214
Fees receivable, net                                     205,760   143,762   112,159    102,509      65,699
Other current assets                                      48,794    39,579    28,655     22,940      15,224
-----------------------------------------------------------------------------------------------------------
    Total current assets                                 425,608   310,150   236,228    178,304      89,137
Intangibles and other assets                             219,704   133,958    96,678     87,619      81,962
-----------------------------------------------------------------------------------------------------------
Total assets                                            $645,312  $444,108  $332,906  $ 265,923   $ 171,099
===========================================================================================================
Current portion of long-term obligations                      --        --  $  6,725  $   5,877   $     952
Deferred revenues                                       $254,071  $198,952   161,001    131,031      94,399
Other current liabilities                                118,112    92,456    87,483     62,829      45,735
-----------------------------------------------------------------------------------------------------------
    Total current liabilities                            372,183   291,408   255,209    199,737     141,086
Long-term obligations, excluding current maturities           --        --        --      6,419       4,952
Long-term deferred revenues                                3,259     2,465     3,446      5,880       3,239
Stockholders' equity                                     269,870   150,235    74,251     53,887      21,822
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity              $645,312  $444,108  $332,906  $ 265,923   $ 171,099
===========================================================================================================
September 30,                                               1997      1996      1995       1994        1993
-----------------------------------------------------------------------------------------------------------
Contract value (1)                                      $525,901  $389,969  $303,231  $ 224,390   $ 172,481
Client organizations (2)                                   9,084     7,463     5,500      4,460       3,639

(1) Contract value, as measured by the Company, represents the annualized value of all advisory, measurement and learning contracts in effect at a given point in time, without regard to the duration of the contracts outstanding at such time.
(2) Information provided for fiscal 1993, 1994, and 1995 does not include Dataquest, Inc.

GARTNER GROUP  QUARTERLY FINANCIAL DATA

(In thousands, except per share data)
Unaudited
Fiscal Year 1997                             1st       2nd       3rd        4th
-------------------------------------------------------------------------------
Revenues                                $125,367  $119,125  $126,349  $ 140,398
Operating income                        $ 31,519  $ 29,620  $ 28,842  $  26,632
Net income                              $ 19,042  $ 18,200  $ 18,455  $  17,433
Primary net income per common share (1) $    .19  $    .18  $    .18  $     .17

Fiscal Year 1996                             1st       2nd       3rd    4th (2)
-------------------------------------------------------------------------------
Revenues                                $ 96,474  $ 90,834  $ 97,406  $ 109,957
Operating income                        $ 19,335  $ 19,722  $ 21,203  ($ 10,821)
Net income                              $ 11,493  $ 11,712  $ 12,621  ($ 19,388)
Primary net income per common share (1) $    .12  $    .12  $    .13  $   (0.19)
-------------------------------------------------------------------------------

(1) The aggregate of the four quarters' primary net income per common share does not total the reported full fiscal year amount due to rounding.
(2) Includes $33.2 million of charges related to the acquisition of J3 Learning, Inc.

GARTNER GROUP  CORPORATE DIRECTORY

BOARD OF DIRECTORS

Manuel A. Fernandez
Chairman and Chief Executive Officer
Gartner Group, Inc.

William O. Grabe (2)(3)
General Partner
General Atlantic Partners

Max D. Hopper (1)(3)
Principal
Max D. Hopper
Associates, Inc.
Retired Chairman
SABRE Technology Group

John P. Imlay, Jr. (1)
Chairman
Imlay Investments, Inc.

Stephen G. Pagliuca (2)(3)
Managing Director
Information Partners
Capital Fund

Dennis G. Sisco (2)
President
Storm Ridge Capital

Robert E. Weissman (1)
Chairman and Chief Executive Officer
Cognizant Corporation

(1) Audit committee
(2) Compensation committee
(3) Corporate Governance
    committee

EXECUTIVE OFFICERS

E. Follett Carter
Executive Vice President
and President,
Gartner Distribution

William T. Clifford
President and Chief Operating Officer

Manuel A. Fernandez
Chairman and Chief Executive Officer

Michael D. Fleisher
Executive Vice President
and President,
Emerging Businesses

John F. Halligan
Executive Vice President,
Chief Financial Officer,
Treasurer and Corporate
Secretary

CORPORATE HEADQUARTERS

56 Top Gallant Road
Stamford, CT 06904
U.S.A.
Phone (203) 316-1111

EUROPE

Tamesis, The Glanty
Egham, Surrey
TW20 9AW
United Kingdom
Phone (44) 1784-431611

JAPAN

Aobadai Hills, 4F
7-7, Aobadai, 4-chome
Meguro-ku, Tokyo 153
Japan
Phone (81) 3-3481-3670

ASIA

Suite 5904-7
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Phone (852) 2824-6168

PACIFIC

424 Upper Roma Street
Third Floor
Brisbane, QLD 4006
Australia
Phone (61) 7-3405-2525

ANNUAL MEETING

Gartner Group's annual
meeting for shareholders
will be held at 4:00 p.m.
(EST) on January 20, 1998
at the the company's
headquarters in Stamford, CT.

INVESTOR RELATIONS

Requests for financial
information should
be sent to:
Gartner Group Inc.
Investor Relations Dept.
56 Top Gallant Road
Stamford, CT 06904
Phone (203) 316-6537
Fax (203) 316-6878

INTERNET

Additional corporate
information is available on
the World Wide Web:
http://www.gartner.com

STOCK LISTING AND
TRADING SYMBOL

The company's common
stock is listed on the
NASDAQ National Market
System. The trading symbol
is GART.

LEGAL COUNSEL

Wilson, Sonsini,
Goodrich & Rosati
Palo Alto, CA

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Stamford, CT

TRANSFER AGENT

BankBoston, N.A.
Boston, MA
Phone (617) 575-3120

Entire contents (C) by Gartner Group, Inc. All rights reserved. Reproduction of this publication in any form without prior written permission is forbidden. This annual report includes trademarks of Gartner Group, Inc. and other companies.

Design: Meyer Design Associates, Inc. Wilton, CT

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                               [LOGO]GartnerGroup

                               56 Top Gallant Road
                                 P.O. Box 10212
                             Stamford, CT 06904-2212

1232-AR-97